Exhibit 99.1

2014
Annual Report

Franco-Nevada

THE GOLD INVESTMENT that works

2014 Annual Report Dee) Pinson Sandman Sterling Sudbury Gold Golden Highway Detour Lake Musselwhite Hemlo Kirkland Lake Timmins West Canadian Malartic Brucejack Bullabulling Butcher Well Edna May Glenburgh Moyagee White Dam Wiluna Palmarejo Guadalupe MWS Sabodala Subika Tasiast Edikan Cerro San Pandora Peculiar Knob Mt Keith Rosemont Relincho Taca Taca Osborne Robinson Falcondo EaglePicher King Vol Flying Fox Commodore Coal Weyburn Castle Mountain South Arturo (Dee) Pinson Sandman Sterling Sudbury Gold Golden Highway Detour Lake Musselwhite Hemlo Kirkland Lake Timmins October Admiral Hill Aphrodite Bullabulling Butcher Well Edna May Glenburgh Moyagee White Dam Wiluna Palmarejo Guadalupe MWS Sabodala Candelaria Sudbury PGM Stillwater Pandora Peculiar Knob Mt Keith Rosemont Relincho Taca Taca Osborne Robinson Falcondo EaglePicher King Vol Gold (Golden Meadows) Hollister Castle Mountain South Arturo (Dee) Pinson Sandman Sterling Sudbury Gold Golden Highway Detour Lake Musselwhite Henty South Kalgoorlie Bronzewing Red October Admiral Hill Aphrodite Bullabulling Butcher Well Edna May Glenburgh Moyagee White Dam Wiluna Kiziltepe Volcan Sissingue Calcatreu Karma Candelaria Sudbury PGM Stillwater Pandora Peculiar Knob Mt Keith Rosemont Relincho Taca Taca Osborne Midas Bald Mountain Mesquite Stibnite Gold (Golden Meadows) Hollister Castle Mountain South Arturo (Dee) Pinson Sandman Sterling Sudbury Gold Lake Monument Bay Goldfields Duketon Henty South Kalgoorlie Bronzewing Red October Admiral Hill Aphrodite Bullabulling Butcher Well Edna May Dagi Perama Hill San Jorge Gurupi Kiziltepe Volcan Sissingue Calcatreu Karma Candelaria Sudbury PGM Stillwater Pandora Peculiar Knob Mt Keith Goldstrike Gold Quarry Marigold Fire Creek/Midas Bald Mountain Mesquite Stibnite Gold (Golden Meadows) Hollister Castle Mountain South Arturo (Dee) Hardrock Phoenix New Prosperity Courageous Lake Monument Bay Goldfields Duketon Henty South Kalgoorlie Bronzewing Red October Admiral Hill Aphrodite Cerro Moro Cobre Panama Ity Agi Dagi Perama Hill San Jorge Gurupi Kiziltepe Volcan Sissingue Calcatreu Karma Candelaria Sudbury PGM Stillwater Midale Unit Edson Arctic Gas Goldstrike Gold Quarry Marigold Fire Creek/Midas Bald Mountain Mesquite Stibnite Gold (Golden Meadows) Hollister Malartic Brucejack Hardrock Phoenix New Prosperity Courageous Lake Monument Bay Goldfields Duketon Henty South Kalgoorlie Bronzewing Red Tasiast Edikan Cerro San Pedro Cooke 4 Cerro Moro Cobre Panama Ity Agi Dagi Perama Hill San Jorge Gurupi Kiziltepe Volcan Sissingue Calcatreu Karma Commodore Coal Weyburn Unit Midale Unit Edson Arctic Gas Goldstrike Gold Quarry Marigold Fire Creek/Midas Bald Mountain Mesquite Stibnite Kirkland Lake Timmins West Canadian Malartic Brucejack Hardrock Phoenix New Prosperity Courageous Lake Monument Bay Goldfields Duketon Guadalupe MWS Sabodala Subika Tasiast Edikan Cerro San Pedro Cooke 4 Cerro Moro Cobre Panama Ity Agi Dagi Perama Hill San Jorge Gurupi Kiziltepe Robinson Falcondo EaglePicher King Vol Flying Fox Commodore Coal Weyburn Unit Midale Unit Edson Arctic Gas Goldstrike Gold Quarry Marigold Fire Highway Detour Lake Musselwhite Hemlo Kirkland Lake Timmins West Canadian Malartic Brucejack Hardrock Phoenix New Prosperity Courageous Glenburgh Moyagee White Dam Wiluna Palmarejo Guadalupe MWS Sabodala Subika Tasiast Edikan Cerro San Pedro Cooke 4 Cerro Moro Cobre Panama Rosemont Relincho Taca Taca Osborne Robinson Falcondo EaglePicher King Vol Flying Fox Commodore Coal Weyburn Unit Midale Unit Edson Arctic Sandman Sterling Sudbury Gold Golden Highway Detour Lake Musselwhite Hemlo Kirkland Lake Timmins West Canadian Malartic Brucejack Hardrock Bullabulling Butcher Well Edna May Glenburgh Moyagee White Dam Wiluna Palmarejo Guadalupe MWS Sabodala Subika Tasiast Edikan Cerro San Pedro Pandora Peculiar Knob Mt Keith Rosemont Relincho Taca Taca Osborne Robinson Falcondo EaglePicher King Vol Flying Fox Commodore Coal Weyburn Castle Mountain South Arturo (Dee) Pinson Sandman Sterling Sudbury Gold Golden Highway Detour Lake Musselwhite Hemlo Kirkland Lake Timmins Bronzewing Red October Admiral Hill Aphrodite Bullabulling Butcher Well Edna May Glenburgh Moyagee White Dam Wiluna Palmarejo Guadalupe MWS Calcatreu Karma Candelaria Sudbury PGM Stillwater Pandora Peculiar Knob Mt Keith Rosemont Relincho Taca Taca Osborne Robinson Falcondo EaglePicher Mesquite Stibnite Gold (Golden Meadows) Hollister Castle Mountain South Arturo (Dee) Pinson Sandman Sterling Sudbury Gold Golden Highway Detour Goldfields Duketon Henty South Kalgoorlie Bronzewing Red October Admiral Hill Aphrodite Bullabulling Butcher Well Edna May Glenburgh Moyagee San Jorge Gurupi Kiziltepe Volcan Sissingue Calcatreu Karma Candelaria Sudbury PGM Stillwater Pandora Peculiar Knob Mt Keith Rosemont Relincho Quarry Marigold Fire Creek/Midas Bald Mountain Mesquite Stibnite Gold (Golden Meadows) Hollister Castle Mountain South Arturo (Dee) Pinson Sandman Prosperity Courageous Lake Monument Bay Goldfields Duketon Henty South Kalgoorlie Bronzewing Red October Admiral Hill Aphrodite Bullabulling Cobre Panama Ity Agi Dagi Perama Hill San Jorge Gurupi Kiziltepe Volcan Sissingue Calcatreu Karma Candelaria Sudbury PGM Stillwater Pandora Edson Arctic Gas Goldstrike Gold Quarry Marigold Fire Creek/Midas Bald Mountain Mesquite Stibnite Gold (Golden Meadows) Hollister Castle Mountain Brucejack Hardrock Phoenix New Prosperity Courageous Lake Monument Bay Goldfields Duketon Henty South Kalgoorlie Bronzewing Red October Cerro San Pedro Cooke 4 Cerro Moro Cobre Panama Ity Agi Dagi Perama Hill San Jorge Gurupi Kiziltepe Volcan Sissingue Calcatreu Karma Candelaria Coal Weyburn Unit Midale Unit Edson Arctic Gas Goldstrike Gold Quarry Marigold Fire Creek/Midas Bald Mountain Mesquite Stibnite Gold (Golden West Canadian Malartic Brucejack Hardrock Phoenix New Prosperity Courageous Lake Monument Bay Goldfields Duketon Henty South Kalgoorlie Subika Tasiast Edikan Cerro San Pedro Cooke 4 Cerro Moro Cobre Panama Ity Agi Dagi Perama Hill San Jorge Gurupi Kiziltepe Volcan Sissingue Flying Fox Commodore Coal Weyburn Unit Midale Unit Edson Arctic Gas Goldstrike Gold Quarry Marigold Fire Creek/Midas Bald Mountain Mesquite Hemlo Kirkland Lake Timmins West Canadian Malartic Brucejack Hardrock Phoenix New Prosperity Courageous Lake Monument Bay Goldfields Duketon Guadalupe MWS Sabodala Subika Tasiast Edikan Cerro San Pedro Cooke 4 Cerro Moro Cobre Panama Ity Agi Dagi Perama Hill San Jorge Gurupi Kiziltepe Falcondo EaglePicher King Vol Flying Fox Commodore Coal Weyburn Unit Midale Unit Edson Arctic Gas Goldstrike Gold Quarry Marigold Fire Creek/Detour Lake Musselwhite Hemlo Kirkland Lake Timmins West Canadian Malartic Brucejack Hardrock Phoenix New Prosperity Courageous Lake Monument Wiluna Palmarejo Guadalupe MWS Sabodala Subika Tasiast Edikan Cerro San Pedro Cooke 4 Cerro Moro Cobre Panama Ity Agi Dagi Perama Hill Osborne Robinson Falcondo EaglePicher King Vol Flying Fox Commodore Coal Weyburn Unit Midale Unit Edson Arctic Gas Goldstrike Gold Quarry Marigold Highway Detour Lake Musselwhite Hemlo Kirkland Lake Timmins West Canadian Malartic Brucejack Hardrock Phoenix New Prosperity Courageous Moyagee White Dam Wiluna Palmarejo Guadalupe MWS Sabodala Subika Tasiast Edikan Cerro San Pedro Cooke 4 Cerro Moro Cobre Panama Ity Agi Dagi Taca Osborne Robinson Falcondo EaglePicher King Vol Flying Fox Commodore Coal Weyburn Unit Midale Unit Edson Arctic Gas Goldstrike Gold Sudbury Gold Golden Highway Detour Lake Musselwhite Hemlo Kirkland Lake Timmins West Canadian Malartic Brucejack Hardrock Phoenix New Glenburgh Moyagee White Dam Wiluna Palmarejo Guadalupe MWS Sabodala Subika Tasiast Edikan Cerro San Pedro Cooke 4 Cerro Moro Cobre Rosemont Relincho Taca Taca Osborne Robinson Falcondo EaglePicher King Vol Flying Fox Commodore Coal Weyburn Unit Midale Unit Edson Arctic Gas Sandman Sterling Sudbury Gold Golden Highway Detour Lake Musselwhite Hemlo Kirkland Lake Timmins West Canadian Malartic Brucejack Hardrock THE GOLD INVESTMENT that works

Franco-Nevada Reports Strong Year-End 2014 Results, Increases Dividend and Provides Outlook

TORONTO, March 25, 2015 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) is pleased to report its results for the fourth quarter and year ended December 31, 2014.

FOURTH QUARTER HIGHLIGHTS

•                  92,774 Gold Equivalent Ounces1 — a new record and 33% higher than Q4 2013;

•                  $123.0 million of Revenue — a new record and 23% higher than Q4 2013;

•                  $96.2 million of Adjusted EBITDA2 or $0.62 per share, 25% higher than Q4 2013;

•                  $31.6 million of Adjusted Net Income3  or $0.20 per share vs $0.21 per share in Q4 2013;

•                  $31.3 million of non-cash impairment charges, predominantly related to Mine Waste Solutions (“MWS”);

•                  $1.2 million of Net Income, or $0.00 per share;

•                  $648 million investment in Candelaria gold & silver stream closed during quarter; and

•                  $678 million in working capital and no debt at year-end.

2014 FULL YEAR HIGHLIGHTS

•                  293,415 Gold Equivalent Ounces1 — a new record and 22% higher than 2013;

•                  $442.4 million of Revenue — a new record and 10% higher than 2013;

•                  $356.9 million of Adjusted EBITDA2, or $2.37 per share;

•                  $137.5 million of Adjusted Net Income3, or $0.91 per share;

•                  $106.7 million of Net Income which includes $31.5 million in impairments, or $0.71 per share;

•                  $930 million invested or committed acquiring 14 new royalties and streams; and

•                  $500 million in equity capital to finance further growth.

“Franco-Nevada’s diversified portfolio continues to perform well and business development efforts have shown good results,” said David Harquail, CEO.  “In 2014, we realized record revenue despite a gold price that averaged 10% lower than in 2013.  This was made possible by a number of key investments in 2014 that contributed immediately to revenue and GEOs, notably Candelaria, Sabodala and Fire Creek/Midas.  Even at today’s commodity prices and substantially lower oil prices, our outlook is positive thanks to the additional revenue and cash-flows we are expecting from these and many other recent investments. Franco-Nevada is financially liquid and we see this period of lower commodity prices as an opportunity to further grow our company.”

REVENUES AND GEOs BY ASSET CATEGORIES

	For the three months ended December 31, 2014		For the year ended December 31, 2014
	Revenue	GEOs[1]	Revenue	GEOs[1]
	(in millions)		(in millions)
Gold — United States	$17.1	13,378	$60.7	48,716
Gold — Canada	19.1	15,706	55.2	43,880
Gold — Latin America	39.7	33,295	93.8	75,282
Gold — Rest of World	21.3	17,921	94.6	74,706
Gold — Total	$97.2	80,300	$304.3	242,584
PGM	11.3	9,529	50.5	39,870
Other minerals	3.5	2,945	13.7	10,961
Oil & gas	11.0	—	73.9	—
	$123.0	92,774	$442.4	293,415

For the fourth quarter 2014, revenue was earned 88% from precious metals (79% gold and 9% PGM) and 80% from the Americas (18% U.S., 29% Canada and 33% Latin America).  An impairment charge of $26.6 million was recorded on our MWS gold stream located in South Africa as the estimated consensus gold prices over the relatively fixed term of the stream would impact the economics of this capped stream. This stream was capped as part of an agreement with AngloGold Ashanti to become operator of this asset, putting it in stronger hands. Last year at this time we had 153 exploration assets.  In the current market, some operators/explorers have been forced to abandon lands subject to our royalty rights.  In 2014, we recorded $4.5 million of impairment charges and wrote off a number of exploration assets.  Despite that, our net number of exploration assets has increased to 159 as we continue to add to our portfolio.

2015 Guidance

For 2015, Franco-Nevada expects attributable royalty and stream production to total 335,000 to 355,000 Gold Equivalent Ounces (“GEOs”) from its mineral assets and revenue of $20.0 million to $30.0 million from its oil & gas assets. Of the 335,000 to 355,000 GEOs, 210,000 to 220,000 GEOs are expected from Franco-Nevada’s various stream agreements. For 2015 guidance, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,200/oz Au, $1,200/oz Pt and $750/oz Pd. The WTI oil price is assumed to average $50 per barrel with a $7 per barrel price differential for Canadian oil.

In addition, the Company expects to fund $300.0 million to $350.0 million in 2015 in connection with our precious metals stream agreement on Cobre Panama.

Five Year Outlook (2019)

Our five year outlook is based upon respective operators’ public projections for each asset. Using the same commodity price assumptions as were used for our 2015 guidance (see above) and assuming no other acquisitions, Franco-Nevada expects its existing portfolio to generate between 385,000 to 415,000 GEOs by 2019 and between $50.0 million to $60.0 million in oil & gas revenues. This outlook is also based on the following assumptions:

•                  Cobre Panama is commissioned by 2019. Candelaria will average 60,000 GEOs to Franco-Nevada in 2019. Lower production from Palmarejo.

•                  Oil & gas: Oil averages $75 per barrel for WTI with a $7 per barrel differential for Canadian oil.

Investments

•                  Noront: On March 22, 2015, Franco-Nevada agreed to acquire royalty rights in the Ring of Fire mining district of Ontario by providing $26.0 million in loan and royalty financing to Noront Resources Ltd.

•                  Candelaria: On November 3, 2014, Franco-Nevada closed the Candelaria gold and silver stream receiving 20,099 GEOs from Candelaria in 2014. Franco-Nevada paid $648.0 million for the gold and silver stream.

•                  Palmarejo: In October 2014, Franco-Nevada and Coeur Mining, Inc. agreed to terminate the existing gold stream, replacing it with a 50% gold stream covering the Palmarejo project. The new agreement will become effective following the completion of the minimum ounce obligation under the existing stream. Franco-Nevada will fund $22.0 million to help in the development of the Guadalupe underground mine.

•                  Karma: In August 2014, Franco-Nevada committed to funding 75% of a $120.0 million stream financing arrangement with True Gold Mining Inc. (“True Gold”), in exchange for a 75% share of a 6.5% gold stream on True Gold’s Karma project.  To date, Franco-Nevada has contributed $43.3 million.  In early 2015, construction was halted as a result of issues with the local community.  True Gold is working with the stakeholders but no time-frame has been set for a resumption of construction.

•                  Cobre Panama: Franco-Nevada continues to work with First Quantum to amend the stream agreement between the parties to streamline reporting requirements and provide greater financial flexibility. Franco-Nevada expects to commence funding its portion of the capital costs when the amendment is finalized.

Portfolio Updates

•                  Gold — U.S.: Capital spending attributable to the Goldstrike net profits interest (“NPI”) decreased in the quarter, which benefitted the NPI payment to Franco-Nevada, as Barrick Gold Corporation announced the commissioning of its thiosulphate circuit. GEOs from the NPI are expected to increase in 2015 with the net smelter return royalty (“NSR”) expected to be lower as mining activities move off ground covered by Franco-Nevada’s NSR. At Gold Quarry, where the royalty has minimum provisions, Franco-Nevada expects to receive 11,250 ounces, consistent with 2014. Fire Creek/Midas is expected to deliver 7,500 ounces in 2015.

•                  Gold — Canada: GEOs from Canadian assets increased in the quarter with increases from the Hemlo and Musselwhite NPIs, both of which benefitted from the weaker Canadian dollar and higher production.

For 2015, Detour is expected to further increase production. Overall, GEOs from Canadian gold assets are expected to be higher in 2015 compared to 2014. Premier Gold Mines Limited (“Premier”) and Centerra Gold Inc. announced a 50/50 partnership for the ownership and development of Premier’s Hardrock gold project where Franco-Nevada holds a 3% NSR. St Andrew Goldfields Ltd. announced a positive production decision on its Taylor project which is subject to a 1% NSR.

•                  Gold — Latin America: Candelaria delivered 20,099 GEOs to Franco-Nevada in 2014 and in 2015 70,000 to 80,000 GEOs are expected from this new asset.  At Palmarejo, Franco-Nevada expects to receive 50,000 ounces in 2015 based on the minimum ounce provision.  Yamana Gold Inc. announced that it will proceed with the construction of Cerro Moro where Franco-Nevada acquired a 2% NSR in April 2014.

•                  Gold — Rest of World: Contributions from Sabodala and MWS represented approximately 50% of the total GEOs received from Rest of World gold assets for the fourth quarter of 2014 which are expected to continue in 2015.

•                  PGM: PGM GEOs were impacted by the declining platinum price in the quarter. Stillwater is expected to produce slightly fewer GEOs in 2015 when compared to 2014, with Sudbury staying relatively stable.

•                  Oil & gas: Revenue from oil & gas assets was $11.0 million and $73.9 million for the three and twelve months ended December 31, 2014, respectively. Revenue was impacted by the lower average oil price in the fourth quarter, partially offset by lower capital attributable to the Weyburn net royalty interest. 2014 revenue benefitted from lower capital attributable to the Weyburn net royalty interest with the oil price in line with 2013 average levels.

Corporate Updates

Franco-Nevada is pleased to announce that its Board of Directors has decided to raise its dividend for an eighth consecutive year, effective for the second quarter of 2015. The quarterly dividend will increase by 5% to $0.21 per share resulting in an effective annual dividend of $0.84 per share compared to $0.80 declared over the past four quarters. The Board of Directors plans on formally declaring the second quarter dividend of $0.21 per share in May 2015 with payment by the end of June 2015.

At our upcoming Annual General and Special Meeting of shareholders on May 6, 2015, Dr. Catharine Farrow will be an additional nominee to the Board of Directors of Franco-Nevada. Dr. Farrow has extensive experience and knowledge in geological and mining matters and will be able to assist the Company as it considers new investment opportunities.

Shareholder Information and 2015 Asset Handbook

The Board of Directors approved amendments to Franco-Nevada’s By-Law No. 1 providing for (i) a framework for advance notice of nominations of directors by shareholders; and (ii) an increase to the quorum requirements for shareholders’ meetings. The full text of By-Law No. 1, as amended by the By-Law amendments, has been filed under Franco-Nevada’s profile at www.sedar.com. Shareholders of Franco-Nevada will be asked to confirm the By-Law amendments at the next meeting of shareholders. The amendments will become effective only once approved by shareholders at the meeting. Further details on the By-Law amendments will be contained in Franco-Nevada’s management information circular which will be filed at www.sedar.com in early April.

The complete Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, March 26, 2015 at 10:00 a.m. Eastern Time to review Franco-Nevada’s 2014 results as well as discuss the 2015 and five-year outlook.  In addition, Franco-Nevada will be releasing its 2015 Asset Handbook with updated disclosures on our assets and the number of gold ounces and royalty equivalent units associated with each asset.

Interested investors are invited to participate as follows:

•                  Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•                  Conference Call Replay: A recording will be available until April 2, 2015 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 66544522.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada has substantial cash, no debt and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303

Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

NON-IFRS MEASURES

1             GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q4 2014, the average commodity prices were as follows: $1,200/oz gold (2013 - $1,272/oz); $1,229/oz platinum (2013 - $1,397/oz) and $788/oz palladium (2013 - $726/oz). For 2014, the average commodity prices were as follows: $1,266/oz gold (2013 - $1,411/oz); $1,385/oz platinum (2013 - $1,487/oz) and $803/oz palladium (2013 - $725/oz).

2             Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and expenses, foreign exchange gains/losses, gains/losses on the sale of investments, depletion and depreciation, non-cash costs of sales and impairment charges related to royalties, streams, working interests and investments. See page 45 of this Annual Report for reconciliation.

3             Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items. See page 45 of this Annual Report for reconciliation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 25, 2015 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2014 and 2013.  The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2014 and 2013 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of Franco-Nevada’s producing and advanced royalty and stream assets.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

Overview	7

Highlights	8

Guidance	10

Selected Financial Information	12

Overview of Financial Performance — Q4 2014 to Q4 2013	13

Quarterly Financial Information	26

Overview of Financial Performance — 2014 to 2013	27

Financial Condition Review	37

Balance Sheet Review	38

Financial Position, Liquidity and Capital Resources	38

Capital Resources	40

Critical Accounting Estimates	40

New Accounting Standards Adopted During the Year	42

New Accounting Standards Issued But Not Yet Effective	42

Outstanding Share Data	43

Risk Factors	43

Internal Control Over Financial Reporting and Disclosure Controls and Procedures	44

Non-IFRS Financial Measures	45

Cautionary Statement on Forward Looking Information	48

Overview

Franco-Nevada is the leading gold royalty and stream company by both gold revenues and number of gold assets. The Company is gold-focused but also has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Tabulation at March 25, 2015

	Gold	PGM	Other Minerals	Total Mineral	Oil & Gas		TOTAL
Producing	38	3	6	47	137		184
Advanced	34	0	6	40	—		40
Exploration	131	2	26	159	#	(1)	159
TOTAL	203	5	38	246	137		383

(1)             160 undeveloped oil & gas agreements not included in asset counts.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•                  Exposure to the gold price and exploration optionality;

•                  Limited exposure to many of the risks associated with operating companies;

•                  A free cash-flow business with limited cash calls;

•                  A high-margin business that can generate cash through the entire commodity cycle;

•                  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead;

•                  A forward-looking business in which management focuses on growth opportunities rather than operational or development issues; and

•                  A perpetual discovery option over large areas of geologically prospective lands with no cost other than the initial investment.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets.  From time to time, financial results are also supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term focus in making its investments and recognizes it is in a cyclical industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.  At year-end 2014, Franco-Nevada had $677.8 million in working capital and an undrawn $500.0 million unsecured credit facility.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and more upside than a gold ETF without exposure to operating cost inflation. Since its IPO over seven years ago, Franco-Nevada’s share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s Relative Share Price Performance

Highlights

Financial — 3 months

•                  92,774 Gold Equivalent Ounces (“GEOs”)1 earned (2013 — 69,7411), an increase of 33.0% over Q4 2013;

•                  Revenue of $123.0 million (2013 - $100.0 million), an increase of 23.0%;

•                  Adjusted EBITDA2of $96.2 million, or $0.62 per share (2013 - $77.3 million or $0.53 per share);

•                  Margin2 of 78.2% (2013 — 77.3%);

•                  Net income of $1.2 million, or $0.00 per share (2013 — net loss of $80.6 million or $0.55 per share); and

•                  Adjusted Net Income2 of $31.6 million, or $0.20 per share (2013 - $30.5 million or $0.21 per share).

Financial — 12 months

•                  293,415 GEOs1 earned (2013 — 241,4021), an increase of 21.6% over 2013;

•                  Revenue of $442.4 million (2013 - $400.9 million), an increase of 10.4% despite a 10.3% lower average gold price;

•                  Adjusted EBITDA2 of $356.9 million, or $2.37 per share (2013 - $322.5 million or $2.20 per share);

•                  Margin2 of 80.7% (2013 — 80.4%);

•                  Net income of $106.7 million, or $0.71 per share (2013 — $11.7 million or $0.08 per share); and

•                  Adjusted Net Income2 of $137.5 million, or $0.91 per share (2013 - $138.3 million or $0.94 per share).

1  GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 19 and 31 of this MD&A.

2 Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 45 to 47 of this MD&A.

Corporate

Candelaria Gold and Silver Stream

On November 3, 2014, Franco-Nevada acquired a gold and silver stream on production from the Candelaria project located in Chile from Lundin Mining Corporation (“Lundin”) to help finance Lundin’s acquisition of Candelaria from Freeport-McMoRan Inc. Franco-Nevada provided an up-front deposit of $648.0 million to acquire 68% of the payable gold and silver produced from Candelaria which reduces to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered under the stream agreement. Franco-Nevada will pay $400 per ounce for gold and $4 per ounce for silver (subject to an annual adjustment for inflation commencing on the third anniversary of the acquisition). The stream agreement had a July 1, 2014 effective date with 20,099 GEOs being delivered to the Company in 2014. For the six months from July 1, 2014 to December 31, 2014, Franco-Nevada’s attributable production from Candelaria was approximately 36,000 GEOs.

Under the agreement, Lundin must prepare a National Instrument 43-101 compliant reserve statement for certain ore bodies on or before March 31, 2015. If the reserve statement contains more than the specified target of contained gold and silver, Franco-Nevada will be obligated to pay Lundin up to $40.0 million or if the reserve statement contains less than the specified target, Lundin will be obligated to pay Franco-Nevada up to $40.0 million. In addition, Franco-Nevada may be required to make additional cash payments or may receive additional gold or silver in certain circumstances. The determination of whether additional payments will be required or additional gold and silver will be delivered is an annual determination by the parties to the agreement and will be based on actual recoveries from Candelaria during the previous year. As at December 31, 2014, an estimate of the potential financial effect of any additional cash payments or additional gold and silver receipts is not practicable.

Franco-Nevada subscribed for C$25.0 million in Lundin’s subscription receipts offering. The underlying common shares acquired were designated as available-for-sale investments.

Palmarejo Gold Stream

On October 2, 2014, Franco-Nevada acquired a new 50% gold stream on Coeur Mining Inc.’s Palmarejo project located in Mexico. Under the terms of the new agreement, Franco-Nevada will fund a $22.0 million deposit which will be used to partially fund the development of the Guadalupe underground mine and Franco-Nevada will pay the lesser of (i) $800 per ounce; or (ii) the London PM gold fix on the date of delivery, for each ounce of gold delivered. The $22.0 million deposit will be paid in instalments commencing January 15, 2015 and ending on January 15, 2016, with $5.0 million being funded as of March 25, 2015. The new gold stream will become effective following the completion of the minimum obligation under Franco-Nevada’s existing Palmarejo gold stream which is expected to be reached by mid-2016. Franco-Nevada agreed to terminate its existing gold stream on Palmarejo following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. Depletion expense related to Palmarejo was amended in the second quarter of 2014 to reflect the change in the ounces expected to be received over the life of the agreement. This change in estimate resulted in an increase in depletion expense of $2.5 million and $7.7 million for the three and twelve months ended December 31, 2014, respectively, and is expected to increase depletion by $9.8 million for 2015.

Equity Financing

On August 21, 2014, Franco-Nevada completed a bought deal financing with a syndicate of underwriters for 8,375,000 common shares at $59.75 per common share. The net proceeds to Franco-Nevada were $479.8 million after deducting share issue costs of $20.6 million. Franco-Nevada recorded a deferred tax asset of $5.0 million related to the share issue costs.

Karma Gold Stream

On August 11, 2014, Franco-Nevada and Sandstorm Gold Inc. (“Sandstorm”) (collectively, the “parties”) entered into a $120.0 million stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa. Under the terms of the agreement, the parties will provide True Gold with $100.0 million in initial funding. The parties will split the agreement 75% to Franco-Nevada and 25% to Sandstorm. Over a period of five years, starting March 31, 2016, True Gold shall deliver to the parties, an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces. Thereafter, True Gold shall deliver 6.5% of the gold produced at Karma to the parties. The parties will pay 20% of the spot price of gold to True Gold for each ounce delivered under the agreement. Franco-Nevada has funded $43.3 million of its obligation under the agreement as at March 25, 2015.

In early 2015, True Gold announced that construction of Karma had been suspended due to community protests. True Gold has stated that it is in discussions with stakeholders and expects to resume construction, but it has not disclosed a time frame as to when activities would resume.

AngloGold Ashanti Portfolio

On June 9, 2014, Franco-Nevada acquired eight Australian exploration royalties from AngloGold Ashanti Australia Limited for $2.5 million.

Cerro Moro

On April 23, 2014, Franco-Nevada acquired an existing 2% net smelter return (“NSR”) royalty on Yamana Gold Inc.’s (“Yamana”) Cerro Moro project located in Argentina for $19.6 million. On February 11, 2015, Yamana announced its formal decision to proceed with the construction of Cerro Moro.

Credit Facility

On March 18, 2014, Franco-Nevada’s existing credit facility was extended to March 18, 2019. The facility is currently undrawn and Franco-Nevada remains debt free.

Fire Creek/Midas

On February 11, 2014, Franco-Nevada signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR royalty on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending December 2018, following which the royalty will become payable on gold produced from the Fire Creek and Midas properties.

Sabodala Gold Stream

On January 15, 2014, Franco-Nevada acquired a 6% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, Franco-Nevada funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which Franco-Nevada will purchase 6% of the gold produced from Sabodala. Franco-Nevada will pay 20% of the market price of gold for each ounce delivered under the agreement.

Guidance

The following contains forward looking statements about our guidance for 2015. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Franco-Nevada realized record growth in its fourth quarter and full year 2014, with 92,774 GEOs from its mineral assets and $11.0 million in revenue from its oil & gas assets for the fourth quarter of 2014 and 293,415 GEOs and $73.9 million in revenue from its oil & gas assets for 2014.  This compares to Franco-Nevada’s updated guidance made in August 2014 of 280,000 to 300,000 GEOs and $70.0 million to $80.0 million in revenue from oil & gas assets. The Candelaria, Fire Creek/Midas and Sabodala acquisitions contributed immediately to GEOs and revenue. Despite a volatile commodity price environment, Franco-Nevada grew revenue 23.0% quarter over quarter and 10.4% year over year.

For 2015, Franco-Nevada is expecting to receive between 335,000 and 355,000 GEOs from its mineral assets and $20.0 million to $30.0 million from its oil & gas assets. Of the 335,000 to 355,000 GEOs, Franco-Nevada expects to receive 205,000 to 215,000 GEOs under its various stream agreements compared to 150,087 GEOs in 2014.

GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For our 2015 guidance, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $1,200/oz Pt and $750/oz Pd.  For 2015, the WTI oil price is assumed to average $50 per barrel with a $7.00 per barrel price differential for Canadian oil.  2015 guidance assumes the continued steady state of operations from our assets and is also based on the assumptions set out below.

We expect to fund approximately $300.0 million to $350.0 million in 2015 in connection with our precious metals stream agreement on Cobre Panama. Franco-Nevada continues to work with First Quantum to amend the stream agreement between the parties to streamline reporting requirements and provide greater financial flexibility. Franco-Nevada expects to commence funding its portion of the capital costs when the amendment is finalized.

More specifically, we expect the following with respect to our key asset categories for 2015:

•                                          Gold — U.S.:  Overall GEOs from U.S. gold assets are expected to be slightly higher in 2015 compared with 2014. Goldstrike royalty ounces are expected to be slightly higher with Barrick’s thiosulphate project now beginning production. Fire Creek/Midas are expected to deliver 7,500 ounces in 2015 pursuant to the agreement. Gold Quarry is expected to deliver 11,250 royalty ounces in 2015 as payments will be based on the minimum royalty provision.

•                                          Gold — Canada:  GEOs earned from Canadian assets in 2015 are expected to be higher than 2014 levels. Detour and Hemlo royalty ounces are expected to be higher as Detour continues to ramp-up production and higher production levels are expected at Hemlo. These increases are expected to be partially offset by declines in production from other Canadian assets.

•                                          Gold — Latin America:  GEOs from Latin America will grow significantly with Franco-Nevada benefitting from a full year of production from Candelaria in 2015 compared to a partial year in 2014. Candelaria is expected to deliver 80,000 GEOs in 2015, a substantial increase over 2014 when Candelaria contributed 20,099 GEOs.

•                                          Gold — Rest of World:  Rest of World gold assets are expected to generate lower GEOs in 2015. Sabodala is expected to deliver 22,500 ounces pursuant to the stream agreement. Subika is expected to be lower as a result of the delayed expansion at Ahafo.

•                                          PGM:  Sudbury stream ounces for 2015 are expected to be in line with 2014 levels and lower PGM ounces are expected from Stillwater.

•                                          Other minerals:  GEOs from other minerals are expected to be lower in 2015 as Osborne has lowered its production forecast and Peculiar Knob is scheduled to be put on care and maintenance.

•                                          Oil & Gas: For 2015, oil & gas revenues are projected to be $20.0 million to $30.0 million reflecting significantly lower oil price assumptions compared to last year.

Selected Financial Information

(in millions, except GEOs, Margin and per share amounts)	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012

Statement of Income and Other Comprehensive Income (Loss)
Revenue	$442.4	$400.9	$427.0
Depletion and depreciation	163.1	129.3	126.7
Impairments[1]	31.5	143.6	82.7
Operating income	156.3	49.6	138.4
Net income	106.7	11.7	102.6
Basic earnings per share	$0.71	$0.08	$0.72
Diluted earnings per share	$0.70	$0.08	$0.71
Dividends declared per share	$0.60	$0.72	$0.60
Dividends paid (including DRIP)	$118.0	$104.4	$77.9
Weighted average shares outstanding	150.5	146.8	143.1

Non-IFRS Measures
GEOs[2]	293,415	241,402	230,252
Adjusted EBITDA[3]	$356.9	$322.5	$347.8
Adjusted EBITDA[3] per share	$2.37	$2.20	$2.43
Margin[3]	80.7%	80.4%	81.5%
Adjusted Net Income[3]	$137.5	$138.3	$171.0
Adjusted Net Income[3] per share	$0.91	$0.94	$1.19

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$332.0	$292.8	$321.0
Net cash (used in) provided by investing activities	$(815.9)	$1.4	$659.3
Net cash provided by (used in) financing activities	$394.7	$(94.0)	$180.0

	As at	As at	As at
	December 31, 2014	December 31, 2013	December 31, 2012
Statement of Financial Position
Cash and cash equivalents	$592.5	$770.0	$631.7
Short-term investments	—	18.0	148.2
Total assets	3,466.9	3,044.9	3,243.9
Deferred income tax liabilities	40.3	30.0	38.0
Total shareholders’ equity	3,405.5	2,963.8	3,149.1

Working capital	$677.8	$861.2	$822.4
Debt	Nil	Nil	Nil

1                   Impairments include impairment charges on investments, royalties, streams and working interests.

2                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 19 and 31 of this MD&A.

3                   Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 45 to 47 of this MD&A.

Overview of Financial Performance — Q4 2014 to Q4 2013

Gold Equivalent Ounces

The Company continued to grow its GEOs with 92,774 GEOs earned in the fourth quarter of 2014, an increase of 33.0% over the fourth quarter of 2013. Franco-Nevada continues to grow its portfolio through acquisitions and organic growth.

The following table outlines GEOs attributable to Franco-Nevada for the three months ended December 31, 2014 and 2013 by commodity, geographical location and type of interest (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the three months ended December 31,	2014	2013	Variance	%
Commodity
Gold	80,300	54,453	25,847	48%
PGM	9,529	11,776	(2,247)	(19)%
Other Minerals	2,945	3,512	(567)	(16)%
	92,774	69,741	23,033	33%
Geography
United States	17,350	11,278	6,072	54%
Canada	21,294	21,260	34	—
Latin America	33,296	19,294	14,002	72%
Rest of World	20,834	17,909	2,925	16%
	92,774	69,741	23,033	33%
Type
Revenue-based	29,373	25,979	3,394	13%
Streams	54,586	38,150	16,436	43%
Profit-based	6,912	2,973	3,939	132%
Other	1,903	2,639	(736)	(28)%
	92,774	69,741	23,033	33%

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 19 of this MD&A.

GEOs were earned from the following asset classes (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the three months ended December 31,	2014	2013	Variance	%

Gold — United States	13,378	8,833	4,545	51%
Gold — Canada	15,706	12,116	3,590	30%
Gold — Latin America	33,295	19,294	14,001	73%
Gold — Rest of World	17,921	14,210	3,711	26%
Gold — Total	80,300	54,453	25,847	48%
PGM	9,529	11,776	(2,247)	(19)%
Other Minerals	2,945	3,512	(567)	(16)%
	92,774	69,741	23,033	33%

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 19 of this MD&A.

Our portfolio is well-diversified with GEOs being earned from approximately 47 different mineral interests in various jurisdictions.

GEO Reconciliation — Q4 2013 to Q4 2014

Gold GEOs

GEOs earned from gold assets increased by 47.5% to 80,300 GEOs in the fourth quarter of 2014 from 54,453 GEOs in the fourth quarter of 2013 and increased 41.5% over the third quarter 2014 level of 56,743 GEOs. The growth in GEOs was mainly attributable to the addition of the Candelaria, Sabodala and Fire Creek/Midas streams/fixed ounces. GEOs from existing gold assets, PGM and other minerals were all lower in the quarter due to lower production levels. For the quarter, we earned 6,904 GEOs from our gold NPIs compared with 3,824 GEOs earned from gold NPIs in the same period in 2013.

U.S. assets produced 13,378 GEOs, representing an increase of 51.5%, or 4,545 GEOs. The increase is due to:

•                  the newly—acquired Fire Creek/Midas interest (2,892 GEOs);

•                  higher production from Bald Mountain (1,900 GEOs), Marigold (648 GEOs) and Gold Quarry (368 GEOs);

•                  partially offset by lower production from Goldstrike (871 GEOs), other assets (255 GEOs) and Mesquite (137 GEOs).

Canadian assets produced 15,706 GEOs in the quarter, an increase of 3,590 GEOs, or 29.6%. The largest increase came from:

•                  higher production at Hemlo for both the NPI and NSR (2,384 GEOs) with the NPI benefitting from the weakening Canadian dollar;

•                  other contributors included Musselwhite (1,054 GEOs), Golden Highway (743 GEOs), Kirkland Lake (626 GEOs) and Detour (596 GEOs) due to higher production levels;

•                  partially offset by lower production at Sudbury (1,411 GEOs), Timmins West (300 GEOs) and other assets (102 GEOs).

Latin American assets, which include the recent Candelaria acquisition, generated 33,295 GEOs with the major contributions as follows:

•                  Candaleria’s production was 20,099 GEOs, or 60.4%, of total GEOs from Latin America;

•                  production from Palmarejo, Cerro San Pedro and other assets decreased which resulted in 6,098 fewer GEOs for the quarter when compared to the fourth quarter of 2013;

•                  during the fourth quarter 296,947 ounces of silver were converted to GEOs which were received from the Candelaria and Cerro San Pedro interests.

Rest of World assets generated 17,921 GEOs, an increase of 26.1%, over 2013 levels, attributable to:

•                  growth achieved with the recent Sabodala acquisition (3,750 GEOs);

•                  higher production from Tasiast (468 GEOs), Duketon (407 GEOs), Cooke 4 (385 GEOs), Mine Waste Solutions (“MWS”) (253 GEOs) and other assets (767 GEOs);

•                  partially offset by lower production from Subika (2,232 GEOs) and Edikan (87 GEOs).

PGM GEOs

PGM GEOs produced were 9,529 for the quarter compared to 11,776 GEOs in 2013, a decrease of 19.1%. The decrease in GEOs is attributable to:

•                  lower production from the Sudbury assets (3,556 GEOs) and Pandora (321 GEOs);

•                  partially offset by higher production from Stillwater (1,630 GEOs).

Overall palladium production was 8.6% lower in the quarter with overall platinum production 1.2% higher over the fourth quarter of 2013. The change in actual production was partially offset by lower average gold prices used in calculating GEOs for the quarter.

Other Mineral GEOs

GEOs generated from other minerals decreased slightly to 2,945 GEOs from 3,512 GEOs in the comparable period. Although production was 9% higher at Peculiar Knob, an iron-ore project in Australia, the impact of the lower iron ore prices resulted in fewer GEOs. This operation is expected to be put on care and maintenance by mid-2015.

Revenue

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, net royalty interests (“NRI”), working interests and other.

For definitions of the various types of agreements, please refer to our Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

The market prices of gold, PGM, oil and natural gas are the primary drivers of our profitability and our ability to generate operating cash flow for shareholders.

Quarterly Revenue Breakdown

(millions of dollars)

Revenue by Commodity

Revenue by Region

The following table outlines Franco-Nevada’s revenue for the three months ended December 31, 2014 and 2013, by commodity, geographical location and type of interest and highlights the diversification of the portfolio:

For the three months ended December 31,	Revenue
(expressed in millions)	2014	2013	Variance	%

Commodity
Gold	$97.2	$69.2	$28.0	40%
PGM	11.3	13.8	(2.5)	(18)%
Other Minerals	3.5	4.4	(0.9)	(21)%
Oil & Gas	11.0	12.6	(1.6)	(13)%
	$123.0	$100.0	$23.0	23%

Geography
United States	$21.8	$14.3	$7.5	52%
Canada	36.4	38.4	(2.0)	(5)%
Latin America	39.7	24.5	15.2	62%
Rest of World	25.1	22.8	2.3	10%
	$123.0	$100.0	$23.0	23%

Type
Revenue-based	$39.3	$37.3	$2.0	5%
Streams	61.6	47.1	14.5	31%
Profit-based	13.0	9.4	3.6	38%
Working interests and other	9.1	6.2	2.9	47%
	$123.0	$100.0	$23.0	23%

Revenue for the three and twelve months ended December 31, 2014 was $123.0 million (2013 - $100.0 million) and $442.4 million (2013 - $400.9 million), respectively, and was comprised of the following:

(expressed in millions)

		For the three months ended December 31,		For the twelve months ended December 31,
Property	Interest	2014	2013	2014	2013
Gold - United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$3.3	$4.7	$21.9	$21.2
Gold Quarry	NSR 7.29%	3.5	3.2	14.3	20.7
Marigold	NSR 1.75-5%, GR 0.5-4%	3.3	1.6	7.0	8.8
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	3.5	—	8.4	—
Bald Mountain	NSR/GR 0.875-5%	3.0	0.7	6.7	3.8
Mesquite	NSR 0.5-2%	0.5	0.7	1.7	2.3
Other		—	0.6	0.7	2.3
Gold - Canada
Detour Lake	NSR 2%	2.9	2.4	11.2	5.9
Golden Highway	NSR 2-15%	3.4	2.5	11.5	12.5
Sudbury	Stream 50%	2.4	4.3	7.9	11.6
Musselwhite	NPI 5%	3.0	1.9	4.6	3.7
Hemlo	NSR 3%, NPI 50%	4.7	1.7	9.6	3.1
Kirkland Lake	NSR 2.5-5.5%, NPI 20%	1.3	0.6	4.8	0.6
Timmins West	NSR 2.25%	0.8	1.1	4.0	3.2
Other		0.6	0.8	1.6	3.0
Gold - Latin America
Candelaria	Stream 68%	23.9	—	23.9	—
Palmarejo	Stream 50%	15.0	23.3	66.6	83.5
Cerro San Pedro	GR 1.95%	0.5	0.7	2.0	3.3
Other		0.3	0.4	1.3	1.3
Gold - Rest of World
MWS	Stream 25%	7.9	7.9	30.5	35.7
Sabodala	Stream 6%, Fixed to 2019	4.6	—	26.3	—
Subika	NSR 2%	1.3	4.3	9.0	14.4
Tasiast	NSR 2%	1.5	1.1	7.1	6.6
Duketon	NSR 2%	1.9	1.7	7.1	7.9
Edikan	NSR 1.5%	0.7	0.8	3.4	4.1
Cooke 4	Stream 7%	1.5	1.2	5.0	3.5
Other		1.9	1.0	6.2	6.9
		$97.2	$69.2	$304.3	$269.9
PGM
Sudbury	Stream 50%	6.5	10.4	28.4	33.1
Stillwater	NSR 5%	4.8	2.9	22.1	18.0
Pandora	NPI 5%	—	0.5	—	0.5
		$11.3	$13.8	$50.5	$51.6
Other Minerals
Peculiar Knob	Production payment	1.7	2.8	7.1	8.0
Osborne	NSR 2%	0.7	0.8	2.7	0.8
Mt. Keith	NPI 0.25%, GR 0.375%	0.5	0.4	1.8	1.7
Other		0.6	0.4	2.1	1.9
		$3.5	$4.4	$13.7	$12.4
Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.26%	8.1	8.9	57.8	50.7
Midale	ORR 1.14%, WI 1.59%	0.7	0.6	3.4	3.6
Edson	ORR 15%	0.9	0.8	4.8	4.3
Other		1.3	2.3	7.9	8.4
		$11.0	$12.6	$73.9	$67.0

Revenue		$123.0	$100.0	$442.4	$400.9

Average Precious Metal Commodity Prices

Quarterly Averages		Q4 2014	Q3 2014	Variance (Q4’14-Q3’14)	Q4 2013	Variance (Q4’14-Q4’13)
Gold[1]	$(/oz)	$1,200	$1,282	(6.4)%	$1,272	(5.7)%
Silver[2]	$(/oz)	16.47	19.63	(16.1)%	20.76	(20.7)%
Platinum[1]	$(/oz)	1,229	1,434	(14.3)%	1,397	(12.0)%
Palladium[1]	$(/oz)	788	863	(8.7)%	726	8.5%
Exchange Rates[3]
CAD		0.8806	0.9181	(4.1)%	0.9526	(7.6)%

1          Based on London PM fix

2          Based on London Bullion Market Association (“LBMA”) silver price

3          Based on Bank of Canada noon rates

Gold Revenue

The price of gold is the largest single factor in determining profitability and cash flow from operations for Franco-Nevada. During the fourth quarter of 2014, average gold prices continued to experience significant volatility, trading between $1,142/oz and $1,250/oz with an average price of $1,200/oz. This compares to an average gold price of $1,272/oz for the fourth quarter of 2013, a decrease of 5.7%, and $1,282/oz for the third quarter of 2014. The decline in the average gold price in the quarter occurred primarily as a result of the strengthening of the U.S. dollar, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the tapering of the monetary stimulus provided by the U.S. Federal Reserve and growing expectations of U.S. interest rate increases starting in 2015.

Despite the current volatility with commodity prices, the Franco-Nevada business model continues to deliver strong results as it is not impacted by reduced margins at the operator level. The royalty and stream payments/deliveries are based on actual production levels with no adjustments for the operator’s operating costs, with the exception of NPI royalties which are based on the profit of the mining operation.

Overall gold revenue increased to $97.2 million from $69.2 million for the comparable period. The increase was attributable primarily to:

•                  production from recent acquisitions, Candelaria ($23.9 million), Sabodala ($4.6 million) and Fire Creek/Midas ($3.5 million);

•                  offset by the lower average gold price.

Although production levels may have been higher, as discussed in the GEO section above, the associated gold revenue from existing assets was lower overall.

NPI interests contributed $8.3 million to revenue in the quarter compared to $4.8 million in the fourth quarter of 2013.

U.S. assets generated $17.1 million in revenue, an increase of 48.7%, mainly driven by:

•                  the Fire Creek/Midas acquisition;

•                  higher revenue from Marigold, Bald Mountain and Gold Quarry due to higher production, with lower revenue coming from Goldstrike both on the NSR and NPI.

Canadian assets generated $19.1 million in revenue in the quarter, an increase of $3.8 million, or 24.8% over 2013. The increase was attributable to:

•                  the NPIs from Hemlo ($3.0 million) and Musselwhite ($1.1 million), both Canadian operations whose profitability benefitted from the weaker Canadian dollar;

•                  higher revenue was earned from Golden Highway ($0.9 million), Kirkland Lake ($0.7 million) and Detour ($0.5 million);

•                  partially offset by lower revenue from the Sudbury assets ($1.9 million) and other Canadian gold assets ($0.5 million).

Latin American gold assets generated $39.7 million compared to $24.4 million for the same period in 2013. The increase was mainly due to:

•                  the acquisition of Candelaria ($23.9 million);

•                  partially offset by lower revenue from Palmarejo ($8.3 million) and other assets ($0.3 million).

Rest of World gold assets generated $21.3 million in revenue in the quarter compared to $18.0 million in 2013. The 18.3% increase was due primarily to:

•                  the Sabodala acquisition ($4.6 million);

•                  lower revenue earned from the other rest of world gold assets due to a combination of lower production and lower average gold prices.

PGM Revenue

The prices for platinum and palladium averaged $1,229/oz and $788/oz, respectively. PGM revenue for the quarter was $11.3 million compared to $13.8 million for the fourth quarter of 2013, a decrease of 18.1%. Palladium is a significantly larger portion of Franco-Nevada’s revenue than platinum. Overall PGM revenue was lower quarter over quarter by $2.5 million with overall palladium production down by 8.6% and overall platinum production up by 1.2%.

Other Mineral Revenue

Other minerals generated $3.5 million and $4.4 million in revenue for the quarters ended December 31, 2014 and 2013, respectively. The decrease was due to:

•                  lower iron-ore prices and the associated revenue from the Peculiar Knob royalty;

•                  the Osborne royalty, which was acquired in late 2013, contributed $0.7 million;

•                  offset by reductions from iron-ore and nickel royalties.

Oil & Gas Revenue

Averages (C$/bbl)	Q4 2014		Q3 2014		Variance (Q4’14-Q3’14)	Q4 2013		Variance (Q4’14-Q4’13)
Edmonton Light	C$	74.86	C$	96.52	(22.4)%	C$	86.82	(13.8)%
Quality Differential	(5.01)		(7.72)		35.1%	(5.06)		1.0%
Realized oil price	C$	69.85	C$	88.80	(21.3)%	C$	81.76	(14.6)%

Oil & gas revenue was $11.0 million for the quarter (94% oil and 6% gas) compared with $12.6 million for the same period of 2013 (96% oil and 4% gas), a decrease of 12.7%. The decrease is due to a combination of lower production and lower average oil prices realized in the fourth quarter of 2014. Production for the quarter was 5.9% lower than the fourth quarter of 2013.

Revenue from the Weyburn Unit for the quarter decreased to $8.1 million (2013 - $8.9 million) with $4.7 million earned from the NRI (2013 - $4.1 million), $2.9 million earned from the working interest (2013 - $3.9 million) and $0.5 million earned from the overriding royalties (2013 - $0.9 million). Despite a 22% decline in the Edmonton Light price quarter over quarter, revenue from the Weyburn NRI was higher due to a reduction in capital spending by the operator, a decrease in the US$/C$ price differential and a decrease in the quality differential. Actual realized price from the NRI was C$70.10/boe for the quarter, down 11.7% from the realized price of C$79.39/boe for the fourth quarter of 2013.

Costs and Expenses

Costs and expenses for the quarter were $109.6 million compared to $194.8 million in 2013. The following table provides a list of the costs and expenses incurred for the three months ended December 31, 2014 and 2013.

	Three months ended December 31,
(expressed in millions)	2014	2013	Variance
Costs of sales	$24.7	$17.9	$6.8
Depletion and depreciation	48.9	34.4	14.5
Corporate administration	4.4	3.8	0.6
Business development	0.3	1.0	(0.7)
Subtotal	$78.3	$57.1	$21.2
Impairment of investments	0.4	24.8	(24.4)
Impairment of royalty interests	30.9	112.9	(82.0)
	$109.6	$194.8	$(85.2)

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $24.7 million for the fourth quarter of 2014 compared with $17.9 million for the fourth quarter of 2013. The increase of $6.8 million is attributable to higher purchase cost of stream ounces due to (i) the Candelaria acquisition ($7.6 million); and (ii) other stream assets ($1.2 million); both partially offset by lower production and purchase cost of stream ounces from Palmarejo ($2.4 million) and Sudbury ($2.0 million). In addition, costs of sales were higher due the cost of prepaid ounces under the recent Fire Creek/Midas transaction ($2.6 million) and higher net proceeds taxes ($0.1 million), both partially offset by lower oil & gas production taxes ($0.3 million). Upon the sale of the gold ounces delivered under the Fire Creek/Midas transaction, Franco-Nevada will record an amount of $882.71/oz as a non-cash cost of sale. Franco-Nevada received 51,691 GEOs under its stream agreements compared to 38,150 GEOs received in Q4 2013.

Costs of Sales Reconciliation — Q4 2013 to Q4 2014

(expressed in millions)

Depletion and depreciation totaled $48.9 million for the quarter compared to $34.4 million in 2013. The increase of $14.5 million is due in part to Candelaria ($12.9 million) and Sabodala ($2.3 million), both recent acquisitions, North Lanut ($1.4 million) and Bald Mountain ($0.8 million) both due to higher production, and other ($0.2 million). These increases were partially offset by lower production and associated depletion on the Sudbury streams ($1.9 million) and oil & gas assets ($1.2 million).

Depletion Reconciliation — Q4 2013 to Q4 2014

 (expressed in millions)

Corporate administration expenses increased to $4.4 million in the quarter, representing 3.6% of revenue, from $3.8 million in 2013. The increase is due to higher compensation expense and mark-to-market adjustments associated with Franco-Nevada’s Deferred Share Unit Plan.

Business development expenses were $0.3 million and $1.0 million for the three months ended December 31, 2014 and 2013, respectively. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and the timing of completing transactions.

Impairments of royalty, stream and working interests were $30.9 million for the three months ended December 31, 2014 (2013 - $112.9 million). The impairment charges were the result of an impairment analysis completed at the end of 2014 due to impairment indicators on the MWS stream asset. In addition, exploration assets were written down to nil where the explorer/operator had abandoned tenements, concessions or ground subject to royalty rights held by Franco-Nevada.

The impairment charges for the quarter are summarized in the following table:

Three months ended December 31,	2014	2013
Mine Waste Solutions	$26.6	$—
Exploration assets	4.3	0.2
McCreedy platinum group metals stream	—	107.9
Kasese cobalt net smelter returns royalty	—	4.8
Total impairment losses	$30.9	$112.9

During the year ended December 31, 2014, the following were identified as indicators of impairment:

(i)            MWS

MWS is subject to a stream arrangement that is capped at 312,500 ounces, which has produced at a steady rate since Franco-Nevada acquired the interest. Due to the limited optionality on the stream and its capped nature, management assessed that the reduction in long-term consensus gold price estimates during the relatively fixed life of the asset is an indication of impairment on MWS and, accordingly, performed an impairment assessment.

(ii)        Exploration assets

Franco-Nevada was notified, pursuant to various royalty agreements, that the explorer/operator had abandoned tenements, concessions or ground which was subject to royalty rights held by Franco-Nevada. In these circumstances, Franco-Nevada wrote off the carrying value of the associated exploration assets to nil. For the three and twelve months ended December 31, 2014, the total amount written off was $4.3 million (2013 - $0.2 million) and $4.5 million (2013 - $0.2 million), respectively.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The fair value less costs of disposal (“FVLCD”) for MWS was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the mining of the MWS tailings. The estimates of future cash-flows were derived from a life-of-mine model developed by Franco-Nevada’s management using MWS’s historical performance to predict future performance.  Based on observable market or publicly available data, Franco-Nevada’s management made assumptions of future gold prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with MWS.

The key assumptions used in the impairment testing are summarized in the table below:

	2015	2016	2017	2018	2019 +
Gold price per ounce	$1,262	$1,276	$1,267	$1,261	$1,277
Discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. The Company assumed a 10% change for the gold price assumptions, taking the gold price from an average of $1,273 per ounce to $1,146 per ounce and $1,400 per ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a 250 basis point change for the discount rate assumption, taking it from 5% to 2.5% and 7.5%, respectively, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 250 basis points for the discount rate.

As at December 31, 2014	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$172.0	$26.6
Impairment recorded if, in isolation:
10% decrease in long-term commodity prices	145.6	53.0
10% increase in long-term commodity prices	198.3	0.3
250 basis point decrease to the discount rate	194.1	4.5
250 basis point increase to the discount rate	153.4	45.2

During the year ended December 31, 2013, the following were identified as indicators of impairment:

(i)            McCreedy

The McCreedy stream comprises part of the Sudbury Basin interest. In the fourth quarter of 2013, KGHM International Ltd., the operator of the McCreedy mine, announced a significant reduction in mining activities at the project following the cancellation of a processing contract which was considered an indication of impairment and, accordingly, an impairment assessment was performed.

(ii)        Kasese

The Kasese royalty is a 10% free cash flow royalty capped at $10 million. Kasese Cobalt Company Ltd. (“KCCL”) is the operator which is recovering cobalt metal from a stockpile of a cobalt-rich sulphide concentrate (pyrite). In the fourth quarter of 2013, KCCL informed Franco-Nevada that it had ceased mining and was in the midst of dismantling the operation which was considered an indicator of impairment.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates. In addition, assumptions related to comparable entities, market values per ounce and the inclusion of reserves and resources in the calculations are used.

McCreedy

The FVLCD for McCreedy was determined by calculating the NPV of the estimated future cash-flows expected to be generated by the mining of the McCreedy deposits. The estimates of future cash-flows were derived from a life-of-mine model developed by Franco-Nevada’s management using McCreedy’s historical performance to predict future performance.  Based on observable market or publicly available data, Franco-Nevada’s management made assumptions of future commodity prices, which included gold, platinum and palladium, to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with McCreedy.

The key assumptions used in the impairment testing are summarized in the table below:

2013
Gold price per ounce	$1,300
Platinum price per ounce	$1,700
Palladium price per ounce	$884
Discount rate	5%

Franco-Nevada recorded a $0.4 million impairment charge on available-for-sale investments related to the continued decline in the fair value of the equity instruments.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses for the quarter were $2.5 million compared to $3.3 million in 2013. The following table provides a list of foreign exchanges losses and other income/expenses incurred for the three months ended December 31, 2014 and 2013.

	Three months ended December 31,
(expressed in millions)	2014	2013	Variance
Foreign exchange loss	$(1.5)	$(0.8)	$(0.7)
Mark-to-market gain (loss) on warrants	(0.2)	(1.9)	1.7
(Loss) on sale of gold	(0.8)	(0.6)	(0.2)
	$(2.5)	$(3.3)	$0.8

Foreign exchange gains and losses include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange losses and other expenses were $2.5 million in the quarter (2013 — $3.3 million) which was comprised of $1.5 million related to foreign exchange losses on intercompany debt securities (2013 — $0.8 million), $0.2 million in mark-to-market losses related to warrants of small to mid-sized publicly-listed resource companies (2013 — $1.9 million) and a $0.8 million loss on the sale of gold (2013 — $0.6 million).

Finance Costs and Finance Income

Finance income was $0.9 million (2013 - $1.0 million) for the quarter which was earned on our cash equivalents and/or short-term investments. The decrease in finance income was due to lower cash balances invested in the fourth quarter of 2014 due to the Candelaria acquisition when compared to 2013. Finance expenses were $0.4 million (2013 - $0.6 million) and consist of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were comprised of standby fees of $0.3 million (2013 - $0.5 million) and amortization of issuance costs were $0.1 million (2013 - $0.1 million).

Income Taxes

Franco-Nevada had an income tax expense of $10.2 million (2013 — income tax recovery of $17.1 million) for the quarter comprised of a current income tax expense of $6.9 million (2013 - $3.8 million) and a deferred income tax expense of $3.3 million (2013 — deferred income tax recovery of $20.9 million) related to our Canadian and Mexican entities.

Net Income

Net income for the quarter was $1.2 million, or $0.00 per share, compared with a net loss of $80.6 million, or $0.55 per share, for the same period in 2013. Adjusted Net Income was $31.6 million, or $0.20 per share, compared with $30.5 million, or $0.21 per share, for Q4 2013.  The decrease in Adjusted Net Income was driven primarily by:

•                  higher revenue from recent acquisitions, such as Candelaria, Sabodala and Fire Creek;

•                  partially offset by higher costs of sales, due to the Fire Creek and Candelaria prepaid and stream ounces;

•                  higher depletion as described above.

Adjusted Net Income Reconciliation — Q4 2013 to Q4 2014

(expressed in millions)

Quarterly Financial Information

Selected quarterly financial information from our financial statements is set out below:

(expressed in millions, except per share amounts, GEOs, and Margin)1

	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenue	$123.0	$107.6	$107.7	$104.1	$100.0	$98.8	$93.3	$108.8
Costs and expenses[2]	109.6	61.0	60.1	55.4	194.8	50.8	50.8	55.5
Operating income (loss)	13.4	46.6	47.6	48.7	(94.8)	48.0	42.5	53.3
Other income (expenses)	(2.0)	(0.4)	2.0	1.1	(2.9)	0.7	(8.9)	(4.5)
Income tax expense (recovery)	10.2	13.0	12.7	14.4	(17.1)	13.4	12.0	13.4
Net income (loss)	1.2	33.2	36.9	35.4	(80.6)	35.3	21.6	35.4
Basic earnings (loss) per share	$0.00	$0.22	$0.25	$0.24	$(0.55)	$0.24	$0.15	$0.24
Diluted earnings (loss) per share	$(0.01)	$0.22	$0.25	$0.24	$(0.55)	$0.24	$0.15	$0.24
Average Gold Price	$1,200	$1,282	$1,289	$1,294	$1,272	$1,328	$1,414	$1,630
GEOs[3]	92,774	70,071	64,734	65,836	69,741	56,683	56,085	58,892
Adjusted EBITDA[3]	96.2	88.7	87.2	84.8	77.3	80.3	75.2	89.1
Adjusted EBITDA[3] per share	$0.62	$0.59	$0.58	$0.58	$0.53	$0.55	$0.51	$0.61
Margin[3]	78.2%	82.4%	81.0%	81.5%	77.3%	81.3%	80.6%	81.9%
Adjusted Net Income[3]	$31.6	$34.5	$36.0	$35.4	$30.5	$35.3	$31.9	$40.6
Adjusted Net Income[3] per share	$0.20	$0.23	$0.24	$0.24	$0.21	$0.24	$0.22	$0.28

1  Due to rounding, amounts may not calculate.

2  Includes impairment charges on royalty, stream and working interests and investments.

3  GEOs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 45 to 47 of this MD&A.

Overview of Financial Performance — 2014 to 2013

Gold Equivalent Ounces

As can be seen from the chart below, GEOs have grown from 137,646 in 2010 to 293,415 in 2014 with the majority of growth coming from gold assets.

The following table outlines GEOs attributable to Franco-Nevada for the twelve months ended December 31, 2014 and 2013 by commodity, geographical location and type of interest (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the twelve months ended December 31,	2014	2013	Variance	%
Commodity
Gold	242,584	192,297	50,287	26%
PGM	39,870	40,007	(137)	—
Other Minerals	10,961	9,098	1,863	20%
	293,415	241,402	52,013	22%
Geography
United States	66,652	54,436	12,216	22%
Canada	66,297	58,955	7,342	12%
Latin America	75,282	63,157	12,125	19%
Rest of World	85,184	64,854	20,330	31%
	293,415	241,402	52,013	22%
Type
Revenue-based	110,833	102,558	8,275	8%
Streams	150,087	123,387	26,700	22%
Profit-based	18,578	8,060	10,518	130%
Other	13,917	7,397	6,520	88%
	293,415	241,402	52,013	22%

1          For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 31 of this MD&A.

GEOs were earned from the following asset classes (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the twelve months ended December 31,	2014	2013	Variance	%
Commodity
Gold — United States	48,716	41,040	7,676	19%
Gold — Canada	43,880	31,966	11,914	37%
Gold — Latin America	75,282	63,157	12,125	19%
Gold — Rest of World	74,706	56,134	18,572	33%
Gold — Total	242,584	192,297	50,287	26%
PGM	39,870	40,007	(137)	—
Other minerals	10,961	9,098	1,863	20%
	293,415	241,402	52,013	22%

1          For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 31 of this MD&A.

GEO Reconciliation — 2013 to 2014

Gold GEOs

GEOs earned from gold assets increased by 26.2% to 242,584 GEOs from 192,297 GEOs in 2013. The increase of 50,287 GEOs is mainly attributable to recent acquisitions, Sabodala (20,625 GEOs), Candelaria (20,099 GEOs), Fire Creek/Midas (6,750 GEOs) and Kirkland Lake (3,202 GEOs). In addition, gold NPIs were higher in 2014 with 18,570 GEOs being earned compared with 8,918 GEOs in 2013.

U.S. assets produced 48,716 GEOs, representing an increase of 7,676 GEOs, or 18.7%, over 2013. The increase was mainly attributable to:

•                  the recent Fire Creek/Midas acquisition (6,750 GEOs);

•                  higher production at Goldstrike, up 21.1%, contributing 3,093 additional GEOs which was due to an 80.4% increase in NPI GEOs with the NSR down by 7.8%;

•                  higher production at Bald Mountain (2,604 GEOs) due to mining on ground subject to a higher royalty;

•                  partially offset by Gold Quarry (2,965 GEOs) due to a reduction in the minimum royalty and lower production from other U.S. assets (1,805 GEOs).

Canadian assets produced 43,880 GEOs, an increase of 11,914 GEOs, or 37.3%, with:

•                  the largest increase coming from Hemlo (5,440 GEOs) with both the NPI and NSR contributing more GEOs in 2014 than 2013 due to higher production and benefitting from the weaker Canadian dollar;

•                  other increases coming from Detour (4,418 GEOs) as the operations continued to ramp up, Kirkland Lake (3,326 GEOs), a recent acquisition to the portfolio, Musselwhite (965 GEOs), due to higher production and the lower Canadian dollar, and other Canadian assets (958 GEOs);

•                  lower GEOs earned from the Sudbury assets (2,253 GEOs), as the operator focused mining on nickel ore not subject to our royalty, and other Canadian assets (941 GEOs), due to lower production.

Latin American gold assets produced 75,282 GEOs with the largest contributor being the Palmarejo stream (52,566 GEOs), reflecting a decrease of 7,304 GEOs over 2013 levels, attributable to:

•                  offset by the recent Candelaria acquisition which was immediately accretive with 20,099 GEOs being delivered under the agreement prior to December 31, 2014; and

•                  lower production at Cerro San Pedro with 733 fewer GEOs being earned.

For 2014, 312,822 ounces of silver were converted to GEOs with over 90% received from Candelaria.

Rest of World gold assets produced 74,706 GEOs in the year compared to 56,134 GEOs in 2013. The 33.1% increase in GEOs was due to:

•                  the Sabodala stream, a Q1 2014 acquisition (20,625 GEOs);

•                  higher production at Cooke 4 (1,494 GEOs) and Tasiast (964 GEOs);

•                  partially offset by lower production at Subika (3,282 GEOs) as mining moved off ground subject to our royalty and MWS (1,391 GEOs) due to lower production.

PGM GEOs

PGM GEOs produced were 39,870 for the year compared to 40,007 GEOs in 2013. The decrease in GEOs is attributable to lower production from the Sudbury assets (4,572 GEOs) and Pandora (314 GEOs), partially offset by higher GEOs from Stillwater (4,749 GEOs). Actual palladium and platinum production subject to the stream and royalties was lower by 4.1% and 2.5%, respectively, in 2014 when compared to 2013 with the impact of lower average commodity prices partially offsetting these decreases.

Other Mineral GEOs

GEOs generated from other minerals increased to 10,961 GEOs, up 20.5%, due to the Osborne royalty acquired in Q4 2013 (1,560 GEOs) and higher production from other assets (303 GEOs).

Revenue

Despite a volatile commodity price environment, Franco-Nevada has successfully grown its annual revenue to a record $442.4 million in 2014 and continues to reduce its reliance on any individual asset. Revenue was earned from 47 different mineral and 137 oil & gas interests in 2014 compared to 25 mineral and 113 oil & gas interests in 2010.

5 Year Revenue Chart

(expressed in millions)

Revenue by Commodity

Revenue by Region

The following table outlines Franco-Nevada’s revenue for the twelve months ended December 31, 2014 and 2013, by commodity, geographical location and type of interest:

	Revenue
(expressed in millions)	2014	2013	Variance	%
Commodity
Gold	$304.3	$269.9	$34.4	13%
PGM	50.5	51.6	(1.1)	(2)%
Other Minerals	13.7	12.4	1.3	11%
Oil & Gas	73.9	67.0	6.9	10%
	$442.4	$400.9	$41.5	10%

Geography
United States	$83.4	$77.9	$5.5	7%
Canada	157.5	143.9	13.6	9%
Latin America	93.7	88.2	5.5	6%
Rest of World	107.8	90.9	16.9	19%
	$442.4	$400.9	$41.5	10%

Type
Revenue-based	$156.9	$169.0	$(12.1)	(7)%
Streams	188.6	167.3	21.3	13%
Profit-based	61.2	42.7	18.5	43%
Working interests and other	35.7	21.9	13.8	63%
	$442.4	$400.9	$41.5	10%

Average Annual Precious Metal Commodity Prices

Annual Averages		2014	2013	Variance
Gold[1]	$(/oz)	$1,266	$1,411	(10.3)%
Silver[2]	$(/oz)	19.05	23.86	(20.2)%
Platinum[1]	$(/oz)	1,385	1,487	(6.9)%
Palladium[1]	$(/oz)	803	725	10.8%
Exchange Rates[3]
CAD		0.9055	0.9710	(6.7)%

(1)       Based on London PM Fix

(2)       Based on LBMA silver price

(3)       Based on Bank of Canada noon rates

Gold Revenue

During 2014, average gold prices continued to experience significant volatility, trading between $1,142/oz and $1,385/oz with an average price of $1,266/oz. This compares to an average gold price of $1,411/oz in 2013.

Despite the 10.3% lower average gold price, overall gold revenue increased 12.8% to $304.3 million from $269.9 million for 2013. The increase was attributable primarily to recent acquisitions, Sabodala ($26.3 million), Candelaria ($23.9 million), Fire Creek/Midas ($8.4 million) and Kirkland Lake ($4.2 million), offset by the lower average gold price and lower production. NPI interests contributed $22.7 million to revenue in the period compared to $12.9 million in 2013.

U.S. assets generated $60.7 million in revenue, an increase of 2.7%, from $59.1 million in 2013, attributable to:

•                  lower revenue recorded at Gold Quarry, due to a reduction in the minimum royalty provision over 2013;

•                  lower revenue was recorded at Marigold and other assets, primarily due to a lower average gold price and lower production levels;

•                  partially offset by Fire Creek/Midas, a recent acquisition, contributions from the Goldstrike NPI due to reduced capital spending attributable to the NPI and higher production from Bald Mountain.

Canadian assets generated $55.2 million in revenue in the year, an increase of $11.6 million, or 26.6% over 2013. The increases were attributable to:

•                  higher revenue from the Hemlo NPI and NSR ($6.5 million), which benefitted from the lower Canadian dollar and higher production;

•                  higher production from Detour Lake ($5.3 million) as ramp up activities continued throughout 2014;

•                  the Kirkland Lake acquisition made in 2013 ($4.2 million);

•                  partially offset by lower average gold prices and production levels at the Sudbury streams, Golden Highway and other assets.

Latin American gold assets generated $93.8 million up from $88.1 million in 2013 with:

•                  Palmarejo contributing $66.6 million, which was $16.9 million lower than 2013, due to lower production and the lower average gold price;

•                  the reduction in revenue from Palmarejo which was more than offset by revenue from the recent Candelaria acquisition ($23.9 million).

Rest of World gold assets generated $94.6 million in revenue compared to $79.1 million in 2013. The 19.6% increase was primarily due to:

•                  the Sabodala acquisition ($26.3 million);

•                  lower revenue earned from Subika and MWS both due to lower production and the lower average gold price;

•                  Cooke 4 and Tasiast having higher production but lower revenue due to the reduction in the average gold price.

PGM Revenue

The prices for platinum and palladium averaged $1,385/oz and $803/oz, respectively, in 2014, representing a decrease of 6.9% for platinum and an increase of 10.8% for palladium compared with the average prices for 2013. PGM price volatility remained high in 2014, similar to the volatility of gold prices.

Revenue from PGM assets was $50.5 million which represented a 2.1% decrease over 2013. The decrease is due to a combination of:

•                  lower production from the Sudbury assets and Pandora;

•                  partially offset by higher production and revenue from Stillwater.

Other Mineral Revenue

Other minerals increased to $13.7 million for 2014 which included $7.1 from Peculiar Knob, an iron-ore project in Australia, and $2.7 million from the Osborne royalty, which was acquired in late 2013.

Oil & Gas Revenue

Averages ($/bbl)	2014		2013		Variance
Edmonton Light	C$	93.67	C$	93.32	0.4%
Quality Differential	C$	(7.97)	C$	(9.05)	11.9%
Realized oil price	C$	85.70	C$	84.27	1.7%

Oil & gas revenue increased 10.3% to $73.9 million for 2014 (94% oil and 6% gas) compared with $67.0 million for 2013 (95% oil and 5% gas). The increase was due to lower capital expenditures associated with the Weyburn NRI and a reduction in the quality differential. This was partially offset by a 4.1% decrease in overall production for the year.

Revenue from the Weyburn Unit for the period increased to $57.8 million (2013 - $50.7 million) with $38.5 million earned from the NRI (2013 - $29.4 million), $16.1 million earned from the working interest (2013 - $18.0 million) and $3.2 million earned from the overriding royalties (2013 - $3.3 million). Actual realized price from the NRI was C$87.99/boe for the period, up 2.1%, from the average price of C$86.22/boe for 2013.

Costs and Expenses

Costs and expenses for 2014 were $286.1 million compared to $351.3 million in 2013. The following table provides a list of the costs and expenses incurred for the twelve months ended December 31, 2014 and 2013.

	Twelve months ended December 31,
(expressed in millions)	2014	2013	Variance
Costs of sales	$72.9	$60.2	$12.7
Depletion and depreciation	163.1	129.3	33.8
Corporate administration	16.4	15.2	1.2
Business development	2.2	3.0	(0.8)
Subtotal	$254.6	$207.7	$46.9
Impairment of investments	0.4	30.7	(30.3)
Impairment of royalty interests	31.1	112.9	(81.8)
	$286.1	$351.3	$(65.2)

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $72.9 million for 2014 compared with $60.2 million for 2013. The increase of $12.7 million is attributable to the higher cost of stream ounces purchased from (i) Candelaria ($7.6 million); and (ii) Sabodala ($5.3 million), partially offset by the lower cost of stream ounces purchased from Palmarejo ($2.7 million) and the Sudbury streams ($2.7 million). In addition, the increase in costs of sales was due to the cost of prepaid ounces under the recently acquired Fire Creek/Midas asset ($6.0 million), partially offset by lower net proceeds taxes ($0.2 million) due to lower revenue being earned in jurisdictions with such tax regimes and lower oil & gas production taxes and operating and capital costs ($0.6 million). For 2014, Franco-Nevada received 150,087 GEOs under its stream agreements compared to 123,387 GEOs received in 2013.

Costs of Sales Reconciliation — 2013 to 2014

(expressed in millions)

Depletion and depreciation totaled $163.1 million compared to $129.3 million in 2013. The increase of $33.8 million is mostly due to recent acquisitions: Candelaria ($12.9 million), Sabodala ($12.7 million), Kirkland Lake ($2.7 million) and Osborne ($1.5 million), as well as higher depletion on Goldstrike ($3.9 million) due to a higher NPI and Subika ($2.9 million) due to a reduction in the ounces attributable to the NSR. In addition, depletion on North Lanut ($3.2 million) was higher due to higher production. These increases were partially offset by lower depletion on oil & gas assets ($4.0 million) and other assets ($2.0 million).

Depletion Reconciliation — 2013 to 2014

(expressed in millions)

Corporate administration expenses increased to $16.4 million, representing 3.7% of revenue, from $15.2 million in 2013. The increase is due to higher compensation expense and mark-to-market adjustments associated with Franco-Nevada’s Deferred Share Unit Plan.

Business development expenses were $2.2 million and $3.0 million for the twelve months ended December 31, 2014 and 2013, respectively. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and timing of completing transactions.

Franco-Nevada recorded a $0.4 million impairment charge on available-for-sale investments related to the continued decline in the fair value of certain equity instruments.

Franco-Nevada recorded $32.4 million in impairment charges. Please refer to the impairment charges section in the fourth quarter discussion above.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses for the year were $1.6 million compared to $17.2 million in 2013. The following table provides a list of the other income/expenses incurred for the twelve months ended December 31, 2014 and 2013.

	Twelve months ended December 31,
(expressed in millions)	2014	2013	Variance
Foreign exchange loss	$(2.0)	$(3.1)	$1.1
Mark-to-market gain (loss) on warrants	1.3	(11.5)	12.8
(Loss) on sale of gold	(0.9)	(2.6)	1.7
	$(1.6)	$(17.2)	$15.6

Foreign exchange and other expenses were $1.6 million in the period (2013 — $17.2 million) which was comprised of $2.0 million related to foreign exchange losses on intercompany debt securities (2013 — $3.1 million), $1.3 million in mark-to-market gains related to warrants of small to mid-sized publicly-listed resource companies (2013 — losses of $11.5 million) and a $0.9 million loss on the sale of gold (2013 — $2.6 million).

Finance Costs and Finance Income

Finance income was $3.9 million (2013 - $3.5 million) for the year which was earned on our cash equivalents and/or short-term investments.  The increase in finance income was due to higher cash balances invested in 2014 partially offset with a larger U.S. dollar balance, which earns a lower interest rate, when compared to 2013. Finance expenses were $1.6 million (2013 - $1.9 million) consisting of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were in line with 2013 and were comprised of standby fees of $1.3 million (2013 - $1.2 million) and amortization of issuance costs were $0.3 million (2013 - $0.3 million). The Company expensed $0.4 million related to a previous credit facility in 2013.

Income Taxes

Franco-Nevada had an income tax expense of $50.3 million (2013 — $22.3 million) for the year comprised of a current income tax expense of $31.7 million (2013 - $34.9 million) and a deferred income tax expense of $18.6 million (2013 — income tax recovery of $12.6 million) related to our Canadian, U.S. and Mexican entities. The Company’s effective tax rate was 32.0%, a decrease from 2013, due a shift in income to lower tax jurisdictions and the impact of the indexation of mineral properties in Mexico.

Net Income

Net income for 2014 was $106.7 million, or $0.71 per share, compared with $11.7 million, or $0.08 per share, for 2013. Adjusted Net Income was $137.5 million, or $0.91 per share, compared with $138.3 million, or $0.94 per share, for 2013. The decrease in Adjusted Net Income was driven primarily by:

•                  higher costs of sales, due to the Sabodala, Candelaria and Fire Creek/Midas acquisitions;

•                  increased depletion, due to recent acquisitions and higher production (see waterfall on depletion above);

•                  partially offset by higher revenue from the recent Sabodala, Candelaria and Fire Creek/Midas additions, and lower income tax expense and other.

Adjusted Net Income Reconciliation — 2013 to 2014

(expressed in millions)

Financial Condition Review

Summary Balance Sheet and Key Financial Metrics

	As at December 31,
(expressed in millions, except ratios)	2014	2013
Total cash and cash equivalents	$592.5	$770.0
Current assets	698.9	912.3
Non-current assets	2,768.0	2,132.6
Total assets	$3,466.9	$3,044.9
Current liabilities	21.1	51.1
Non-current liabilities	40.3	30.0
Total liabilities	$61.4	$81.1
Total shareholders’ equity	3,405.5	2,963.8
Dividends paid (including DRIP)	118.0	104.4
Debt	—	—
Total common shares outstanding	156.5	147.1
Key Financial Ratios
Working Capital	$677.8	$861.2
Current Ratio	33.1:1	17.9:1
Debt to equity	0:1	0:1

Balance Sheet Review

Total assets were $3,466.9 million at December 31, 2014 compared to $3,044.9 million at December 31, 2013. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and cash and cash equivalents, which reflect our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends.

Total liabilities at December 31, 2014 was $61.4 million, comprised primarily of current and deferred income tax liabilities. Franco-Nevada continues to maintain a financially strong balance sheet with no debt and a large cash balance.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $93.9 million and $73.4 million for the three months ended December 31, 2014 and 2013, respectively. The increase was attributable to higher revenues earned in the quarter compared to the same quarter in 2013.

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $332.0 million and $292.8 million for the year ended December 31, 2014 and 2013, respectively. The increase was attributable to higher revenues earned in 2014 compared to 2013.

Investing Activities

Cash used in investing activities was $670.8 million for the quarter compared to $40.4 million in the same period of 2013. The decrease was due to an increase in the acquisition of interests in mineral properties in 2014 compared to 2013.

For 2014, cash used in investing activities was $815.9 million compared to $1.4 million in 2013. In 2014, Franco-Nevada invested over $853.8 million in new stream and royalty transactions as described in the Corporate section above.

Typically Franco-Nevada invests its excess funds in various term deposits, treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at December 31, 2014, the majority of funds were held in cash deposits with several financial institutions. As at December 31, 2014, the investments had various maturities upon acquisition of up to 90 days.  Accordingly, as at December, 2014, those investments were classified as “cash and cash equivalents”.

Financing Activities

Net cash used in financing activities was $20.0 million for the quarter compared to $22.1 million for 2013. The decrease in cash used is attributable to the adoption of a Dividend Reinvestment Plan (“DRIP”) which decreases the cash outlay for dividend payments.

Financing activities provided $394.7 million in cash in 2014 compared to cash used in financing activities of $94.0 million in 2013. The increase is due to the equity financing and a reduction in cash dividend payments with shareholders electing to participate in Franco-Nevada’s DRIP.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure we have is with respect to the Canada/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.8589 to $0.9422, closing the year at $0.8620. The Mexican peso traded in a range of $0.06758 to $0.07784 and the Australian dollar traded between $0.8097 and $0.9449.

Management’s objectives when managing capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that adequate levels of capital are maintained to meet requirements.

As at December 31, 2014, our cash, cash equivalents and short-term investments totaled $592.5 million (December 31, 2013 - $788.0 million).  In addition, we held investments at December 31, 2014 with a combined value of $67.1 million (December 31, 2013 - $38.2 million), of which $62.0 million was held in publicly traded equity instruments (December 31, 2013 - $29.7 million).  Working capital as at December 31, 2014 was $677.8 million (December 31, 2013 - $861.2 million).

Our near-term cash requirements include funding of the Cobre Panama, Karma and Guadalupe stream commitments, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of	Date of
Property	Gold	Silver	PGM	Gold	Silver	PGM	Agreement	Contract

Candelaria	68%[3]	68%[3]	0%	$400	$4	n/a	40 years	6-Oct-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine[4]	20-Jan-09
Sabodala	6%	0%	0%	20%[5]	n/a	n/a	40 years	12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years[6]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years	5-Nov-09
Sudbury[7]	50%	0%	50%	$400	n/a	$400	40 years	15-Jul-08

(1)            Subject to an annual inflationary adjustment.

(2)            Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.

(3)            Percentage decreases to 40% after 720,000 ounces of gold and 12 million ounces of silver has been delivered under the agreement.

(4)            Agreement is capped at 400,000 ounces of gold.

(5)            Purchase price is 20% of prevailing market price at the time of delivery.

(6)            Agreement is capped at 312,500 ounces of gold.

(7)            The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

Karma and Guadalupe Gold Streams

Franco-Nevada is committed to fund the Karma and Guadalupe transactions as described in the Corporate section above.

Cobre Panama Precious Metal Stream

On August 20, 2012, Franco-Nevada announced the acquisition of a precious metals stream on Inmet Mining Corporation’s (“Inmet”) interest in the Cobre Panama copper project in Panama (“Cobre Panama”). Franco-Nevada has committed to fund a $1.0 billion deposit for the development of Cobre Panama, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for Cobre Panama has exceeded $1.0 billion. Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”) in March 2013. Since its acquisition of Inmet, First Quantum has undertaken a complete review of the Cobre Panama project and released the results in January 2014 which includes a larger project with installed capacity approximately 17% higher than the Inmet plan and a revised development timeframe with first concentrate production expected in the fourth quarter of 2017. Franco-Nevada has not funded any amounts under the stream agreement as at March 25, 2015. Franco-Nevada expects to fund $300.0 million to $350.0 million in 2015.

Capital Resources

As of March 25, 2015, the entire amount of $500.0 million, or its Canadian dollar equivalent, is available under our unsecured credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio.  On March 18, 2014, Franco-Nevada extended its credit facility for an additional two years which amended the expiry of the credit facility to March 18, 2019. As of March 25, 2015, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 3.05%, respectively. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility.

Standby fees of $0.3 million (2013 - $0.6 million) and $1.3 million (2013 - $1.2 million) were incurred and paid for the three and twelve months ended December 31, 2014, respectively.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of the Company’s royalty, stream and working interests, the depreciation of oil & gas well equipment, and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and depreciation and the assessed recoverability of the carrying value of royalty, stream and working interests.

Change in estimate — Depletion of Palmarejo Stream

On June 23, 2014, the Company signed a letter of intent agreeing to the restructuring of its Palmarejo gold stream whereby the gold stream would terminate following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. Pursuant to the Company’s accounting policy, Palmarejo is depleted using the units-of-production method over available estimates of proven and probable reserves for Palmarejo. Upon the announcement of the proposed restructuring in Q2 2014, which subsequently closed in Q3 2014, management prospectively revised its estimate of proven and probable reserves to reflect the remaining ounces to be delivered under the existing gold stream which resulted in an increase to depletion expense of $7.7 million for the twelve months ended December 31, 2014. The Company estimates that depletion on Palmarejo will increase by approximately $9.8 million for 2015. See Note 4(c) below.

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream, working interests and investments measured at cost requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream, working interests and/or investments measured at cost. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The determination of the ability of the Company to utilize deductible temporary differences and tax loss carry-forwards against taxable profits and taxable temporary differences in future periods requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is probable that sufficient taxable profits and taxable temporary differences will be available to utilize the benefits of deductible temporary differences and tax loss carry-forwards. This assessment is based on forecasted cash flows. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of the utilization of deductible temporary differences and tax loss carry-forwards.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New Accounting Standards Adopted During the Year

Franco-Nevada adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21 Levies

In May 2013, the IASB issued IFRIC 21, “Levies” (“IFRIC 21”) which provides guidance on the recognition of levies imposed by governments. We adopted IFRIC 21 effective January 1, 2014 which did not result in any change in the accounting treatment of levies.

IAS 36 Impairment of Assets

In May 2013, the IASB published amendments to the disclosures required by IAS 36, when the recoverable amount is determined based on FVLCD. The amendments are effective for annual periods beginning on or after January 1, 2014 and have been applied retrospectively. The amended disclosures required have been included in Note 8(c) in Franco-Nevada’s consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 15, Revenue Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively with early adoption permitted.

Franco-Nevada is currently assessing the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 “Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

Franco-Nevada is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares is included in our Annual Information Form for the year ended December 31, 2014, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 25, 2015, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	156,503,549
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,132,728
Issuable upon exercise of special warrant(3)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	141,863
Diluted common shares	167,288,909

Notes:

(1)      The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)      There were 2,132,728 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$59.52 per share.

(3)      In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied earlier in 2014.

Franco-Nevada has not issued any preferred shares.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect Franco-Nevada in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and oil & gas on properties for which we hold interests will be influenced by numerous factors beyond our control and which may have a material and adverse effect on our profitability, results of operations and financial condition.

Significance of Candelaria, Weyburn Unit and Palmarejo

The Candelaria gold and silver stream, the Weyburn Unit and, while the minimum obligation remains outstanding, the Palmarejo gold stream, are expected to be significant revenue-producers to Franco-Nevada.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these operations and the associated portions over which we have a stream and/or royalty interests, could have material and adverse effects on our profitability, results of operations and financial condition. The existing minimum royalty under the Palmarejo gold stream to deliver 50,000 ounces per annum, payable monthly, is projected to reach its 400,000 ounce cap sometime in 2016.

Foreign Currency Fluctuations

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on our profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, we may suffer losses due to foreign currency rate fluctuations.

Franco-Nevada operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2014, the foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control — Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2014.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a — 15(e) and Rule 15d — 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2014, Franco-Nevada’s disclosure controls and procedures were effective.

For the three months and year ended December 31, 2014, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2014.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•                  Income tax expense/recovery;

•                  Finance expenses;

•                  Finance income;

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Depletion and depreciation; and

•                  Non-cash costs of sales.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2014	2013	2014	2013
Net Income (Loss)	$1.2	$(80.6)	$106.7	$11.7
Income tax expense	10.2	(17.1)	50.3	22.3
Finance costs	0.4	0.6	1.6	1.9
Finance income	(0.9)	(1.0)	(3.9)	(3.5)
Depletion and depreciation	48.9	34.4	163.1	129.3
Non-cash costs of sales	2.6	—	6.0	—
Impairment of royalty, stream and working interests	30.9	112.9	31.1	112.9
Impairment of investments	0.4	24.8	0.4	30.7
Foreign exchange (gains)/losses and other (income)/expenses	2.5	3.3	1.6	17.2
Adjusted EBITDA	$96.2	$77.3	$356.9	$322.5
Basic Weighted Average Shares Outstanding	156.2	147.1	150.5	146.8
Adjusted EBITDA per share	$0.62	$0.53	$2.37	$2.20

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts and Margin)	2014	2013	2014	2013
Net Income (Loss)	$1.2	$(80.6)	$106.7	$11.7
Income tax expense	10.2	(17.1)	50.3	22.3
Finance costs	0.4	0.6	1.6	1.9
Finance income	(0.9)	(1.0)	(3.9)	(3.5)
Depletion and depreciation	48.9	34.4	163.1	129.3
Non-cash costs of sales	2.6	—	6.0	—
Impairment of royalty, stream and working interests	30.9	112.9	31.1	112.9
Impairment of investments	0.4	24.8	0.4	30.7
Foreign exchange (gains)/losses and other (income)/expenses	2.5	3.3	1.6	17.2
Adjusted EBITDA	$96.2	$77.3	$356.9	$322.5
Revenue	123.0	100.0	442.4	400.9
Margin	78.2%	77.3%	80.7%	80.4%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2014	2013	2014	2013
Net Income (Loss)	$1.2	$(80.6)	$106.7	$11.7
Foreign exchange (gains)/losses and other (Income)/expenses, net of income tax	1.1	0.5	1.6	2.3
Mark-to-market changes on derivatives, net of income tax	0.1	1.7	(1.1)	9.9
Impairment of royalty, stream and working interests, net of income tax	29.4	83.3	29.5	83.3
Impairment of investments, net of income tax	0.4	25.6	0.4	30.8
Indexation adjustment	(0.6)	—	0.4	—
Credit facility costs written off, net of income tax	—	—	—	0.3
Adjusted Net Income	$31.6	$30.5	$137.5	$138.3
Basic Weighted Average Shares Outstanding	156.2	147.1	150.5	146.8

Basic EPS	$0.01	$(0.55)	$0.71	$0.08
Foreign exchange(gains)/losses and other (income)/expenses, net of income tax	0.01	0.01	0.01	0.02
Mark-to-market changes on derivatives, net of income tax	—	0.01	—	0.07
Impairment of royalty, stream and working interests, net of income tax	0.19	0.57	0.20	0.57
Impairment of investments, net of income tax	—	0.17	—	0.20
Indexation adjustment	(0.01)	—	(0.01)	—
Adjusted Net Income per share	$0.20	$0.21	$0.91	$0.94

Cautionary Statement on Forward Looking Information

This MD&A contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of our PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A as well as Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and contained in Franco-Nevada’s Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Franco-Nevada’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, Independent Auditors, as stated in their report which is located on pages 52 and 53 of Franco-Nevada’s Annual Report.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 25, 2015

Independent Auditor’s Report

To the Shareholders of Franco-Nevada Corporation

We have completed integrated audits of Franco-Nevada Corporation’s 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of income and comprehensive income (loss), cash flows and changes in shareholders’ equity for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Franco-Nevada Corporation’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Franco-Nevada Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
March 25, 2015

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	December 31, 2014	December 31, 2013

ASSETS
Cash and cash equivalents (Note 5)	$592.5	$770.0
Short-term investments (Note 6)	—	18.0
Receivables	72.1	78.0
Prepaid expenses and other (Note 7)	34.3	46.3
Current assets	698.9	912.3

Royalty, stream and working interests, net (Note 8)	2,636.9	2,050.2
Investments (Note 6)	67.1	38.2
Deferred income tax assets (Note 17)	13.9	15.8
Other (Note 9)	50.1	28.4

Total assets	$3,466.9	$3,044.9

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$17.7	$46.1
Current income tax liabilities	3.4	5.0
Current liabilities	21.1	51.1

Deferred income tax liabilities (Note 17)	40.3	30.0
Total liabilities	61.4	81.1

SHAREHOLDERS’ EQUITY (Note 18)
Common shares	3,656.6	3,133.0
Contributed surplus	45.5	45.8
Deficit	(197.8)	(212.5)
Accumulated other comprehensive income (loss)	(98.8)	(2.5)
Total shareholders’ equity	3,405.5	2,963.8

Total liabilities and shareholders’ equity	$3,466.9	$3,044.9

Commitments (Note 20)

Subsequent Event (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 25, 2015.

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	For the years ended December 31,
	2014	2013

Revenue (Note 14)	$442.4	$400.9

Costs and expenses
Costs of sales (Note 15)	72.9	60.2
Depletion and depreciation	163.1	129.3
Impairment of investments (Note 6)	0.4	30.7
Impairment of royalty, stream and working interests (Note 8(c))	31.1	112.9
Corporate administration (Note 16 and 18)	16.4	15.2
Business development (Note 16)	2.2	3.0
	286.1	351.3

Operating income	156.3	49.6

Foreign exchange gain (loss) and other income (expenses)	(1.6)	(17.2)

Income before finance items and income taxes	154.7	32.4

Finance items
Finance income	3.9	3.5
Finance expenses (Note 13)	(1.6)	(1.9)
Net income before income taxes	$157.0	$34.0

Income tax expense (Note 17)	50.3	22.3

Net income	$106.7	$11.7

Other comprehensive loss:
Items that may be classified subsequently to profit and loss:		—
Unrealized change in market value of available-for-sale investments, net of an income tax expense of $0.7 (2013 - income tax recovery of $3.0) (Note 6)	2.2	(26.0)
Realized change in market value of available-for-sale investments (Note 6)	0.4	6.5
Currency translation adjustment	(98.9)	(88.8)
Other comprehensive loss for the year	(96.3)	(108.3)

Total comprehensive income (loss) for the year	$10.4	$(96.6)

Basic earnings per share (Note 19)	$0.71	$0.08
Diluted earnings per share (Note 19)	$0.70	$0.08

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the years ended December 31,
	2014	2013
Cash flows from operating activities
Net income	$106.7	$11.7
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation	163.1	129.3
Impairment of royalty, stream and working interests (Note 8(c))	31.1	112.9
Impairment of investments (Note 6)	0.4	30.7
Mark-to-market on warrants	(1.3)	11.5
Non-cash costs of sales	6.0	—
Other non-cash items	1.5	1.6
Deferred income tax expense (Note 17)	18.6	(12.6)
Share-based payments (Note 18(c) and (f))	3.9	4.6
Unrealized foreign exchange loss	2.0	3.1

Changes in non-cash assets and liabilities:
Decrease in receivables	5.9	5.4
(Increase) in prepaid expenses and other	(67.1)	(43.0)
Decrease in accounts payable and accrued liabilities	(3.8)	(5.8)
Net cash provided by operating activities	267.0	249.4

Cash flows from investing activities
Proceeds on sale of investments	45.2	253.4
Purchase of investments	(54.6)	(124.6)
Proceeds from the sale of gold bullion	85.2	12.0
Acquisition of interests in mineral and oil & gas properties	(853.8)	(134.8)
Acquisition of other assets	(33.8)	—
Acquisition of oil & gas well equipment	(4.0)	(6.1)
Acquisition of property and equipment	(0.1)	(1.3)
Net cash (used in) investing activities	(815.9)	(1.4)

Cash flows from financing activities
Net proceeds from equity offering	479.8	—
Credit facility amendment costs	(0.7)	(1.5)
Payment of dividends, net of DRIP	(90.7)	(101.8)
Proceeds from exercise of warrants	1.8	2.3
Proceeds from exercise of stock options	4.5	7.0
Net cash provided by (used in) financing activities	394.7	(94.0)
Effect of exchange rate changes on cash and cash equivalents	(23.3)	(15.7)
Net (decrease) increase in cash and cash equivalents	(177.5)	138.3
Cash and cash equivalents at beginning of year	770.0	631.7
Cash and cash equivalents at end of year	$592.5	$770.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the year	$1.2	$1.2
Income taxes paid during the year	$22.8	$47.0

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

	Share capital	Contributed	Accumulated other comprehensive
	(Note 18)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2014	$3,133.0	$45.8	$(2.5)	$(212.5)	$2,963.8
Net income	—	—	—	106.7	106.7
Other comprehensive loss	—	—	(96.3)	—	(96.3)
Total comprehensive income	—	—	—	—	10.4
Equity offering	484.8	—	—	—	484.8
Exercise of stock options	7.1	(2.6)	—	—	4.5
Exercise of warrants	2.6	(0.8)	—	—	1.8
Share-based payments	—	4.9	—	—	4.9
Vesting of restricted share units	1.8	(1.8)	—	—	—
Dividend reinvestment plan	27.3	—	—	—	27.3
Dividends declared	—	—	—	(92.0)	(92.0)
Balance at December 31, 2014	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5

Balance at January 1, 2013	$3,116.7	$47.2	$105.8	$(120.6)	$3,149.1
Net income	—	—	—	11.7	11.7
Other comprehensive loss	—	—	(108.3)	—	(108.3)
Total comprehensive loss	—	—	—	—	(96.6)
Exercise of stock options	9.0	(2.0)	—	—	7.0
Exercise of warrants	3.3	(1.0)			2.3
Share-based payments	—	4.6	—	—	4.6
Vesting of restricted share units	1.4	(1.4)	—	—	—
Expiry of warrants	—	(1.6)	—	—	(1.6)
Dividend reinvestment plan	2.6	—	—	—	2.6
Dividends declared	—	—	—	(103.6)	(103.6)
Balance at December 31, 2013	$3,133.0	$45.8	$(2.5)	$(212.5)	$2,963.8

The accompanying notes are an intergral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in millions, except share and per share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Chile and Africa. The portfolio includes over 380 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant Accounting Policies

(a)             Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for cash, available-for-sale financial assets and derivatives which are measured at fair value through profit and loss. IFRS comprise IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) and the former Standing Interpretations Committee (“SIC”s).   These consolidated financial statements were approved for issuance by the Board of Directors on March 25, 2015.

(b)             Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)        Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidate subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2014 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%
Franco-Nevada Idaho Corporation	Delaware	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)     Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby parties that have joint control of the arrangement have rights to the net assets of the JV. Any investment in a JV would be accounted for using the equity method.

The Company participates in joint operations with respect to oil & gas working interests but does not have joint control.  A working interest is an ownership position in the oil & gas property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company’s share of the assets, liabilities, revenues and expenses of the joint operation are recognized in the statements of financial position and statements of income and comprehensive income (loss).

(c)              Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income (loss).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income and other comprehensive income (loss). If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized in the statement of financial position at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income and comprehensive income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income (loss).  Acquisition costs are expensed.

(d)         Currency translation

(i)             Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)          Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

•      assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

•      income and expenses for each subsidiary are translated at the average exchange rates during the period; and

•      all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

(e)            Mineral, stream and oil & gas interests

Mineral, stream and oil & gas interests consist of acquired royalty interests and stream metal purchase agreements in producing, advanced/development and exploration stage properties. Mineral, stream and oil & gas interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of mineral, stream and oil & gas interests was determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue for the Company in the next five years or include properties under development, permitting, feasibility or advanced exploration.  Exploration assets represent early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

Producing mineral and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and /or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing mineral or stream interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the mineral and stream properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest. If the cost of a mineral, stream or oil & gas interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Mineral, stream and oil & gas interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage mineral, stream and oil & gas interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.

(f)                Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to oil & gas well equipment which is a component of other assets on the statement of financial position.

Capitalized costs are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable reserves associated with the oil & gas properties.

(g)             Impairment of non-financial assets

Producing and advanced mineral, stream, oil & gas and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets.  Impairment losses first reduce the carrying value of any goodwill allocated to that CGU. Any remaining impairment loss is charged to the mineral, stream or oil & gas interest or working interest. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount.

Gold bullion, prepaid gold and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Mineral and oil & gas interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h)           Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payables and accrued liabilities and investments, including equity investments, convertible debentures, warrants, short-term treasury bills, term deposits and bonds. Financial instruments are recognized initially at fair value.

(i)        Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.  Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii)     Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

(iii)  Investments

Investments comprise equity interests in publicly-traded and privately-held entities and marketable securities with original maturities at the date of the purchase of more than three months.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in net income in the consolidated statement of income and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included as gain (loss) on the sale of investments or impairment of investments in the statement of income and comprehensive income (loss).

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is carried at cost less any provision for impairment.

Debt instruments denominated in a currency other than an entity’s functional currency are measured at fair value with any changes from foreign exchange fluctuations being recognized in net income. Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

Derivative investments, such as warrants and receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, derivatives are measured at fair value and changes in fair value are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Convertible debentures are classified as loans and receivables and recorded at amortized cost.

(iv)           Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities, are classified as loans and receivables and measured at amortized cost using the effective interest method.

(v)    Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in net income in the statement of income and other comprehensive income (loss). An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income. Impairment losses booked on debt instruments classified as available-for-sale are reversed in subsequent periods if the fair value of the debt instruments increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. If the value of the previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recorded impairment losses are not reversed.

(i)              Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream and working interests, revenue recognition occurs when the relevant commodity received from the stream or working interest operator is physically delivered and then sold by the Company to its third party customers.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

(j)          Gold bullion sales

Gold bullion, including gold received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, the Company records gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes to the purchaser.

(k)            Oil & gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil & gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(l)              Costs of sales

Costs of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(m)         Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(n)           Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(o)           Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income (loss).

(p)           Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable service period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(q)           Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

(r)             Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New Standards Adopted During the Year

The Company adopted the following new standards, along with any consequential amendments effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21 Levies

In May 2013, the IASB issued IFRIC 21, “Levies” (“IFRIC 21”) which provides guidance on the recognition of levies imposed by governments. The Company adopted IFRIC 21 effective January 1, 2014 which did not result in any change in the accounting treatment of levies.

IAS 36 Impairment of Assets

In May 2013, the IASB published amendments to the disclosures required by IAS 36, when the recoverable amount is determined based on FVLCD. The amendments are effective for annual periods beginning on or after January 1, 2014 and have been applied retrospectively. The amended disclosures required have been included in Note 8(c) in the consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 “Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

The Company is currently assessing the impact of adopting IFRS 9 on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively with early adoption permitted.

The Company is currently assessing the impact of IFRS 15 on the consolidated financial statements.

Note 3 — Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of the Company’s royalty, stream and working interests, the depreciation of oil & gas well equipment, and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and depreciation and the assessed recoverability of the carrying value of royalty, stream and working interests.

Change in estimate — Depletion of Palmarejo Stream

On June 23, 2014, the Company signed a letter of intent agreeing to the restructuring of its Palmarejo gold stream whereby the gold stream would terminate following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. Pursuant to the Company’s accounting policy, Palmarejo is depleted using the units-of-production method over available estimates of proven and probable reserves for Palmarejo. Upon the announcement of the proposed restructuring in Q2 2014, which subsequently closed in Q3 2014, management prospectively revised its estimate of proven and probable reserves to reflect the remaining ounces to be delivered under the existing gold stream which resulted in an increase to depletion expense of $7.7 million for the twelve months ended December 31, 2014. The Company estimates that depletion on Palmarejo will increase by approximately $9.8 million for 2015. See Note 4(c) below.

Impairment of Non-Current Assets

Assessment of impairment of royalty, stream, working interests and investments measured at cost requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream, working interests and/or investments measured at cost. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications.  In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The determination of the ability of the Company to utilize deductible temporary differences and tax loss carry-forwards against taxable profits and taxable temporary differences in future periods requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is probable that sufficient taxable profits and taxable temporary differences will be available to utilize the benefits of deductible temporary differences and tax loss carry-forwards. This assessment is based on forecasted cash flows. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of the utilization of deductible temporary differences and tax loss carry-forwards.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 — Acquisitions and Transactions

(a)         Candelaria

On November 3, 2014, the Company acquired a gold and silver stream on production from the Candelaria project located in Chile from Lundin Mining Corporation (“Lundin”) to help finance Lundin’s acquisition of Candelaria from Freeport-McMoRan Inc. The Company provided an up-front deposit of $648.0 million to acquire 68% of the payable gold and silver produced from Candelaria which reduces to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered under the stream agreement. The Company will pay $400 per ounce for gold and $4 per ounce for silver (subject to an annual adjustment for inflation commencing on the third anniversary of the acquisition). The stream agreement had a July 1, 2014 effective date with 16,145 gold and 292,044 silver ounces being delivered to the Company in 2014. Revenue from these ounces was recorded when the gold and silver received by the Company was sold to third parties.  (See Note 12 — Revenue and Note 13 — Costs of Sales.)

Under the agreement, Lundin must prepare a National Instrument 43-101 compliant reserve statement for certain ore bodies on or before March 31, 2015. If the reserve statement contains more than the specified target of contained gold and silver, the Company will be obligated to pay Lundin up to $40.0 million or if the reserve statement contains less than the specified target, Lundin will be obligated to pay Franco-Nevada up to $40.0 million. In addition, the Company may be required to make additional cash payments or may receive additional gold or silver in certain circumstances. The determination of whether additional payments will be required or additional gold and silver would be delivered is an annual determination by the parties to the agreement and will be based on actual recoveries from Candelaria during the previous year. As at December 31, 2014, an estimate of the potential financial effect of any additional cash payments or additional gold and silver receipts is not practicable.

The Company subscribed for C$25.0 million in Lundin’s subscription receipts offering. The common shares acquired were designated as available-for-sale investments. (See Note 6 - Investments).

(b)         Karma Gold Stream

On August 11, 2014, the Company and Sandstorm Gold Inc. (“Sandstorm”) (collectively, the Parties) entered into a $120.0 million stream agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa. Under the terms of the agreement, the Parties will provide True Gold with $100.0 million in initial funding. The Parties will split the agreement 75% to the Company and 25% to Sandstorm.

Over a period of five years, starting March 31, 2016, True Gold shall deliver to the Parties, an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces. Thereafter, True Gold shall deliver 6.5% of the gold produced at Karma to the Parties. The Parties will pay 20% of the spot price of gold to True Gold for each ounce delivered under the agreement.

True Gold has an option to increase the funding provided by the Parties by up to $20.0 million during the first 18 months. Should True Gold exercise its option, True Gold shall be obligated to deliver up to 30,000 additional ounces of gold over eight quarters, pro-rata to the amount exercised starting 18 months from the initial draw under the option.

The Company has funded $43.3 million of its obligation under the agreement as at December 31, 2014.

(c)          Guadalupe Gold Stream

On June 23, 2014, the Company signed a letter of intent (“LOI”) agreeing to purchase a new 50% gold stream on Coeur Mining Inc.’s Palmarejo project located in Mexico. Under the terms of the LOI, the Company will fund a $22.0 million deposit which will be used for development of the Guadalupe underground mine and the Company will pay the lesser of (i) $800 per ounce, or (ii) the London PM gold fix on the date of delivery, for each ounce of gold delivered. The Company will pay $800 per ounce for each ounce of gold delivered under the new gold stream. The $22.0 million deposit will be paid in instalments commencing January 15, 2015 and ending on January 15, 2016. The new gold stream will become effective following the completion of the minimum obligation under the Company’s existing Palmarejo gold stream. The Company agreed to terminate its existing gold stream on Palmarejo following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. The $2.0 million payment was recorded as a reduction in the carrying amount of the existing stream asset.

The transaction closed on October 2, 2014 with the Company funding the first instalment of $5.0 million under the new agreement on January 19, 2015.

(d)         AngloGold Ashanti Portfolio

On June 9, 2014, the Company acquired eight Australian exploration royalties from AngloGold Ashanti Australia Limited for $2.5 million.

(e)          Cerro Moro

On April 23, 2014, the Company acquired an existing 2.0% net smelter return royalty (“NSR”) on Yamana Gold Inc.’s Cerro Moro project located in Argentina for $19.6 million.

(f)            Fire Creek/Midas

On February 11, 2014, the Company signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending December 2018, to the Company following which the royalty will become payable on gold produced from the Fire Creek and Midas properties.

The Company split the acquisition cost between prepaid gold ($33.8 million) and royalty interest ($1.2 million) based on the respective fair values of the assets acquired. As at December 31, 2014, prepaid expenses and other include an amount of $6.6 million related to ounces to be delivered within the next twelve months and other assets include an amount of $21.2 million related to ounces to be delivered after December 31, 2015.

(g)         Sabodala Gold Stream

On January 15, 2014, the Company acquired a 6.0% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, the Company funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6.0% of the gold produced from Sabodala. The Company will pay 20% of the market price of gold for each ounce delivered under the agreement.

(h)         Barrick Portfolio

On November 4, 2013, the Company completed its acquisition of a portfolio of approximately 20 royalties from Barrick Gold Corporation for $20.9 million in cash.

(i)                                    Kirkland Lake

On October 31, 2013, the Company acquired a 2.5% NSR on Kirkland Lake Gold Inc.’s (“Kirkland Lake”) properties for $50.0 million in cash. Kirkland Lake retained an option to buy-back 1% of the NSR for $36.0 million for a three-year period (less the royalty proceeds attributable to the buy-back portion of the NSR that have been paid to the Company prior to the date of the buy-back).

(j)                                    Sissingue Royalty

On May 29, 2013, the Company acquired a 0.5% NSR on certain tenements that comprise the Sissingue gold project located in Cote d’Ivoire and owned by Perseus Mining Limited, for Australian $2.0 million in cash.

(k)                                  Brucejack Royalty

On May 13, 2013, the Company acquired an existing 1.2% NSR on Pretium Resources Inc.’s Brucejack gold project located in British Columbia for $45.0 million in cash. The NSR becomes payable following the production of 0.5 million ounces of gold and 17.9 million ounces of silver from the project.

(l)                                    Stibnite Gold (Golden Meadows) Royalty

On May 9, 2013, the Company acquired a new 1.7% NSR on Midas Gold Corp.’s (“Midas”) Golden Meadows gold project located in Idaho for $15.0 million in cash subject to an option by Midas to re-acquire one-third of the royalty for $9.0 million at any time within the three years of the effective date. Under the terms of the acquisition, the Company also subscribed for 2,000,000 Midas warrants which are exercisable into Midas common shares with each warrant having an exercise price of C$1.23 and a ten-year term. The warrants have a forced conversion provision whereby should the volume weighted average trading price of Midas’ common shares be equal to or greater than C$3.23 per share for a 30-day period, Midas may force the holder to exercise the warrants.

All of the above acquisitions have been classified as asset acquisitions.

Note 5 — Cash and Cash Equivalents

As at December 31, 2014 and 2013, cash and cash equivalents were primarily held in interest-bearing deposits, Canadian and U.S. denominated treasury bills and highly-liquid government and corporate bonds.

	2014	2013
Cash deposits	$569.5	$603.2
Term deposits	23.0	7.0
Treasury bills	—	42.7
Canadian federal and provincial government bonds	—	25.8
Corporate bonds	—	91.3
	$592.5	$770.0

Note 6 — Investments

	2014	2013
Short-term investments:
Term deposits	$—	$7.7
Government bonds	—	10.3
Total short-term investments	$—	$18.0

Non-current investments
Equity investments	$66.5	$32.7
Convertible debentures	—	3.2
Warrants	0.6	2.3
Total Investments	$67.1	$38.2

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through other transactions; (ii) warrants in various publicly-listed companies; and (iii) convertible debentures. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined as there is no publicly available information in which to estimate future cash flows, associated operating costs or capital expenditures.

As at December 31, 2014, the market value of certain of these equity investments increased compared to their values at December 31, 2013 and the Company recorded a net unrealized gain of $2.6 million (2013 — loss of $19.5 million), net of an income tax expense of $0.7 million, (2013 — income tax recovery of $3.0 million) in other comprehensive income (loss).

During the year ended December 31, 2014, the fair value of certain of its equity investments experienced a decline in value which management assessed to be significant or prolonged and, as a result, an impairment charge of $0.4 million (2013 - $30.7 million) has been included in the consolidated statement of income and comprehensive income (loss).

As at December 31, 2014, the market value of warrants increased compared to their values at December 31, 2013 and the Company recorded a gain of $1.3 million (2013 — loss of $11.5 million) in other income (expenses) in the consolidated statement of income and comprehensive income (loss).

The Company’s investments are classified as available-for-sale or fair value through profit or loss. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss)   for the years ended December 31, 2014 and 2013 were as follows:

	2014	2013
Mark-to-market gains (losses) on equity securities	$3.3	$(22.5)
Deferred tax recovery (expense) in other comprehensive income	(0.7)	3.0
Unrealized gains (losses) on available-for-sale securities, net of tax	2.6	(19.5)
Reclassification adjustment for realized gains (losses) recognized in net income due to impairments	(0.4)	(6.5)
	$2.2	$(26.0)

Note 7 — Prepaid expenses and other

Prepaid expenses and other comprise the following:

	2014	2013
Gold bullion	$17.6	$26.2
Prepaid gold	6.6	—
Prepaid expenses	9.8	19.7
Debt issue costs	0.3	0.4
	$34.3	$46.3

Note 8 — Royalty, Stream and Working Interests, Net

The following tables summarize the Company’s royalty, stream and working interests carrying values as at December 31, 2014 and 2013, respectively:

As at December 31, 2014	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$1,003.1	$(384.8)	$—	$618.3
Streams	1,803.8	(525.7)	(26.6)	1,251.5
Oil and Gas	726.1	(222.4)	—	503.7
Advanced	239.3	(17.0)	—	222.3
Exploration	54.2	(8.6)	(4.5)	41.1
	$3,826.5	$(1,158.5)	$(31.1)	$2,636.9

As at December 31, 2013	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$1,055.1	$(338.9)	$—	$716.2
Streams	975.0	(337.0)	(107.9)	530.1
Oil and Gas	792.0	(214.5)	—	577.5
Advanced	202.7	(14.8)	—	187.9
Exploration	46.8	(3.3)	(5.0)	38.5
	$3,071.6	$(908.5)	$(112.9)	$2,050.2

(1) Accumulated depletion includes previously recognized impairment charges.

	Mineral
Carrying value at:	Royalties	Streams	Oil & Gas	Advanced	Exploration	Total
January 1, 2013	$648.2	$691.9	$649.3	$200.9	$33.3	$2,223.6
Acquisitions (Note 4)	59.4	0.8	0.8	59.5	11.1	131.6
Transfers	61.2	—	(0.5)	(56.7)	(4.0)	—
Impairments	—	(107.9)	—	—	(5.0)	(112.9)
Depletion	(40.1)	(54.5)	(30.2)	(0.8)	—	(125.6)
Impact of foreign exchange	(12.5)	(0.2)	(41.9)	(15.0)	3.1	(66.5)
December 31, 2013	$716.2	$530.1	$577.5	$187.9	$38.5	$2,050.2
Acquisitions (Note 4)	1.3	831.3	—	19.2	3.3	855.1
Disposals (Note 4(c))	—	(2.0)	—	—	—	(2.0)
Transfers	(30.9)	—	—	25.2	5.7	—
Impairments	—	(26.6)	—	—	(4.5)	(31.1)
Depletion	(51.1)	(81.3)	(25.7)	(0.9)	(0.2)	(159.2)
Impact of foreign exchange	(17.2)	—	(48.1)	(9.1)	(1.7)	(76.1)
December 31, 2014	$618.3	$1,251.5	$503.7	$222.3	$41.1	$2,636.9

a)             Mineral Streams and Royalties

Candelaria

The Company owns a 68% gold and silver stream on Lundin’s Candelaria project located in Chile. (See Note 4(a) — Acquisitions and Transactions).

Palmarejo Stream

The Company owns a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo Project”) located in Mexico and operated by Coeur Mining, Inc. (“Coeur”). The stream covers 50% of the gold production from the Palmarejo Project, includes a monthly minimum of 4,167 ounces and is capped at 400,000 ounces which is expected to be reached by mid-2016. The Company pays Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. As at December 31, 2014, the Company has received 319,252 ounces of gold from the Palmarejo Project (2013 — 266,685 ounces of gold). (See Note 4(c) — Acquisitions and Transactions).

Sudbury Basin (comprised of three stream interests)

The Company acquired an agreement to purchase 50% of the gold equivalent ounces of the gold, platinum and palladium contained in ore mined and shipped from the KGHM International Ltd. operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold.

Mine Waste Solutions (“MWS”)

The Company acquired an agreement to purchase 25% of the life-of-mine gold production from the MWS tailings recovery operation in South Africa. The stream remains effective until the Company receives 312,500 ounces of gold in aggregate beginning January 1, 2012. The Company will pay an ongoing payment equal to the lesser of $400 per ounce price (subject to an annual inflation adjustment starting in 2012) and the prevailing spot price. MWS is operated by AngloGold Ashanti Limited. As at December 31, 2014, the Company has received 69,436 ounces of gold from MWS (2013 — 45,331 ounces of gold).

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike complex (the “Goldstrike Complex”) located in Nevada.  The Goldstrike Complex is comprised of: (i) the Betze-Post open-pit mine; and (ii) the Meikle and Rodeo underground mines.  Barrick Gold Corporation (“Barrick”) is the operator of each of these mines.  The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation.  The NPI royalties are calculated as cumulative proceeds less cumulative costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

b)             Oil & Gas Royalties and Working Interests

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc.  The Company holds an 11.71% net royalty interest (“NRI”), a 0.44% royalty interest and a 2.26% working interest in the Weyburn Unit.  The Company takes product-in-kind for the working interest and NRI portions of this production and markets it through a third-party. An NRI is a royalty interest that is paid net of operating and capital costs.

c)              Impairments of Royalties, Streams and Working Interests

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each cash generating unit, assessed at the individual royalty, stream or working interest level, has been estimated based on its FVLCD which has been determined to be greater than its VIU amount. FVLCD has been determined to be greater than VIU as additional value can be attributable to resource conversion, exploration potential and NAV multiples under the FVLCD method.

During the year ended December 31, 2014, the Company recorded impairment charges of $31.1 million (2013 - $112.9 million) as summarized in the following table:

	2014	2013
Mine Waste Solutions	$26.6	$—
Exploration assets	4.5	0.2
McCreedy platinum group metals stream	—	107.9
Kasese cobalt net smelter returns royalty	—	4.8
Total impairment losses	$31.1	$112.9

During 2014, the following were identified as indicators of impairment:

(i)            MWS

As described in Note 8 (a) above, MWS is a stream arrangement that is capped at 312,500 ounces, which has produced at a steady rate since the Company acquired the interest. Due to the limited optionality on the stream and its capped nature, management assessed that the reduction in consensus gold price estimates during the relatively fixed life of the stream is an indication of impairment on MWS and, accordingly, performed an impairment assessment.

(ii)          Exploration assets

The Company was notified, pursuant to various royalty agreements, that the explorer/operator had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In these circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2014, the total amount written off was $4.5 million (2013 - $0.2 million).

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for MWS was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the mining of the MWS tailings. The estimates of future cash-flows were derived from a life-of-mine model developed by the Company’s management using MWS’s historical performance to predict future performance. Based on observable market or publicly available data, the Company’s management made assumptions of future gold prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with MWS.

The key assumptions used in the impairment testing are summarized in the table below:

	2015	2016	2017	2018	2019 +
Gold price per ounce	$1,262	$1,276	$1,267	$1,261	$1,277
Discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. The Company assumed a 10% change for the gold price assumptions, taking the gold price from an average of $1,273 per ounce to $1,146 per ounce and $1,400, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 250 basis point change for the discount rate assumption, taking it from 5% to 2.5% and 7.5%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 250 basis points for the discount rate.

As at December 31, 2014	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$172.0	$26.6
Impairment recorded if, in isolation,:
10% decrease in long-term commodity prices	145.6	53.0
10% increase in long-term commodity prices	198.3	0.3
250 basis point decrease to the discount rate	194.1	4.5
250 basis point increase to the discount rate	153.4	45.2

During the year ended December 31, 2013, the following were identified as indicators of impairment:

(i)            McCreedy

The McCreedy stream comprises part of the Sudbury Basin interest as described above under Mineral Streams and Royalties. In the fourth quarter of 2013, KGHM International Ltd., the operator of the McCreedy mine, announced a significant reduction in mining activities at the project following the cancellation of a processing contract which was considered an indication of impairment and, accordingly, an impairment assessment was performed.

(ii)        Kasese

The Kasese royalty is a 10% free cash flow royalty capped at US$10 million. Kasese Cobalt Company Ltd. (“KCCL”) is the operator which is recovering cobalt metal from a stockpile of a cobalt-rich sulphide concentrate (pyrite). In the fourth quarter of 2013, KCCL informed the Company that it had ceased mining and was in the midst of dismantling the operation which was considered an indicator of impairment and, accordingly, an impairment assessment was performed with Kasese being written down to $Nil.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates. In addition, assumptions related to comparable entities, market values per ounce and the inclusion of reserves and resources in the calculations are used.

McCreedy

The FVLCD for McCreedy was determined by calculating the NPV of the estimated future cash-flows expected to be generated by the mining of the McCreedy deposits. The estimates of future cash-flows were derived from a life-of-mine model developed by the Company’s management using McCreedy’s historical performance to predict future performance.  Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices, which included gold, platinum and palladium, to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using a discount rate which reflects specific market risk factors associated with McCreedy.

The key assumptions used in the impairment testing are summarized in the table below:

2013
Gold price per ounce	$1,300
Platinum price per ounce	$1,700
Palladium price per ounce	$884
Discount rate	5%

A sensitivity analysis was performed on the gold price and discount rate, which are the key assumptions that impact the impairment calculations. The Company assumed a negative 10% change for the commodity price assumptions, taking the gold price from $1,300 per ounce to $1,170 per ounce, platinum from $1,700 per ounce to $1,530 per ounce and palladium from $884 per ounce to $795 per ounce, while holding all other assumptions constant. In addition, the Company assumed a positive 5% change for the discount rate assumption, taking it from 5% to 10%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation, by 10% for commodity prices and 5% for the discount rate.

As at December 31, 2013	Carrying Value	Impairment Charge
Impairment recorded in statement of income	$19.7	$107.9
Impairment recorded if, in isolation,:
10% decrease in long-term commodity prices	17.2	110.2
5% increase to the discount rate	16.0	111.5

Note 9 - Other

Other assets comprise the following:

	2014	2013
Prepaid gold	$21.2	$—
Oil & gas well equipment, net	27.0	26.6
Furniture and fixtures, net	0.9	1.0
Debt issue costs	1.0	0.8
	$50.1	$28.4

Note 10 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following:

	2014	2013
Accounts payable	$6.2	$5.6
Accrued liabilities	11.5	40.5
Total	$17.7	$46.1

Included in accrued liabilities is an amount of $Nil related to declared dividends (2013 - $26.1 million).

Note 11 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2014	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$592.5	$—	$—	$592.5
Receivables from provisional gold equivalent sales	—	13.0	—	13.0
Available-for-sale equity investments	62.0	—	—	62.0
Warrants	0.6	—	—	0.6
	$655.1	$13.0	$—	$668.1

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2013	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$652.9	$117.1	$—	$770.0
Short-term investments	7.7	10.3	—	18.0
Receivables from provisional gold equivalent sales	—	16.3	—	16.3
Available-for-sale securities	27.9	—	—	27.9
Warrants	2.0	—	—	2.0
	$690.5	$143.7	$—	$834.2

Fair Values of Financial Assets and Liabilities

The fair value of the Company’s remaining financial assets and liabilities which include receivables, accounts payable, convertible debentures and accrued liabilities approximate their carrying values due to their short-term nature and historically negligible credit losses. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests	$—	$—	$172.0	$172.0

As at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests	$—	$—	$19.7	$19.7

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair value of cash and cash equivalents, including Canadian and U.S. denominated treasury bills and interest bearing cash deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Cash equivalents also include highly-liquid government and corporate bonds which are classified within Level 2 of the fair value hierarchy.

b)                 Short-term investments

The fair value of treasury bills is classified within Level 1 of the fair value hierarchy. The fair value of government and corporate bonds is classified within Level 2 of the fair value hierarchy.

c)              Receivables

The fair value of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

d)             Investments

The fair value of publicly-traded investments, including available-for-sale equity investments and warrants, is determined based on a market approach reflecting the closing price of each particular security at the statement of financial position date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

e)              Royalty, stream and working interests

The fair value of royalty, stream and working interests is determined primarily using a market approach using unobservable cash-flows, dollar value per ounce for comparable entities, where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to Note 8(c) for disclosures of inputs used to develop these measures.

Note 12 - Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable and accrued liabilities. The Company’s principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams.  Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any.  These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and  interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

a)             Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is un-hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars, Mexican pesos and Australian dollars.  The Company has exposure to the Canadian dollar through its oil & gas activities and corporate administration costs.  Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company invests its cash and cash equivalents and short-term investments in U.S. and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 61% to 33%, respectively, and 6% in other currencies, as at December 31, 2014.  This serves to somewhat mitigate the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2014, the U.S. dollar strengthened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment loss of $98.9 million in other comprehensive income (loss) (2013 — $88.8 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash balances continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income after tax of approximately $2.6 million per year.  Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $2.1 million per year (assuming the Company’s cash balances continue to be invested in the same investments as currently exist).

As at December 31, 2014, the Company had no outstanding debt under its revolving credit facility. (See Note 13 — Revolving Term Credit Facility).

b)             Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Credit risk arises from cash and cash equivalents, short-term investments and receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard & Poors.

As at December 31, 2014, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2014, the Company held $592.5 million in either cash, cash equivalents or highly-liquid investments (December 31, 2013 - $788.0 million).  All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 20(a), declared dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues.  In addition, the Company is committed to fund under its precious metals stream agreements as described in Note 20(b), 20(c) and 20(d).

c)              Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection.   The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2014 compared to the prior year.  The Company is not subject to material externally imposed capital requirements.

As at December 31, 2014, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $592.5 million (December 31, 2013 - $788.0 million), long-term investments totaling $67.1 million (December 31, 2013 - $38.2 million), of which $62.0 million (December 31, 2013 - $29.9 million) are held in liquid securities, together with an unused $500.0 million unsecured revolving term credit facility, all of which were available for growing the asset portfolio and paying dividends.

Note 13 - Revolving Term Credit Facility

On January 23, 2013, the Company replaced its previous credit facility with a four year $500.0 million unsecured revolving term credit facility (“Credit Facility”). On March 19, 2014, the Company extended its Credit Facility for an additional two years. The Credit Facility matures on March 18, 2019.

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

•                  Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.25% and 1.75% per annum depending upon the Company’s leverage ratio; or

•                  LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.25% and 2.75% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•                  Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.25% and 1.75% per annum, depending on the Company’s leverage ratio; or

•                  Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.25% and 2.75%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.25% to 0.55% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility. As at December 31, 2014, a balance of $1.3 million related to debt issue costs will be amortised over the remaining term of the Credit Facility. As at December 31, 2014, there were no amounts outstanding under the Credit Facility and the prime and base rates in effect were 3.20% and 3.95%, respectively.

For the year ended December 31, 2014, the Company recognized debt issuance cost amortization expense of $0.3 million (2013 - $0.4 million) and $1.3 million (2013 - $1.2 million) of standby and administrative fees. For 2013, the Company expensed $0.3 million in debt issue costs associated with a previous credit facility.

Note 14 — Revenue

Revenue is comprised of the following:

	2014	2013
Mineral royalties	$171.5	$166.6
Mineral streams	188.6	167.3
Sale of prepaid gold	8.4	—
Oil & gas interests	73.9	67.0
Total	$442.4	$400.9

Note 15 — Costs of Sales

Costs of sales comprise:

	2014	2013
Per ounce cost of stream sales	$57.7	$50.1
Cost of prepaid ounces	6.0	—
Production taxes	2.5	2.8
Oil & gas operating costs	6.7	7.3
Total	$72.9	$60.2

Note 16 — Related Party Disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	2014	2013
Salaries and short-term benefits (1)	$4.2	$2.9
Share-based payments (2)	3.3	2.8
Total	$7.5	$5.7

(1)             Includes annual salary as at December 31, benefits and annual short-term incentives/other bonuses earned in the year.

(2)             Represents the vesting of stock options and RSUs earned during the year.

Note 17 - Income Taxes

Tax on profit	2014	2013
Current income tax expense (recovery)
Expense for the year	$33.8	$36.5
Adjustment in respect of prior years	(2.1)	(1.6)
Current tax	31.7	34.9
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	17.4	(16.3)
Impact of changes in tax rate	(0.3)	(0.4)
Change in (reversal of) unrecognized deductible temporary differences	(1.1)	5.6
Adjustments in respect of prior years	1.3	(0.4)
Unrealized foreign exchange on translation of mineral properties in foreign jurisdictions	1.4	0.3
Indexation of mineral properties in foreign jurisdictions	(0.2)	(1.3)
Other	0.1	(0.1)
Deferred tax	18.6	(12.6)
Total	$50.3	$22.3

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2014 and 2013, is as follows:

	2014	2013
Net income before income taxes	$157.0	$34.0
Statutory tax rate	24.9%	24.4%
Tax expense at statutory rate	39.0	8.3
Reconciling items:
Change in (reversal of) unrecognized deductible temporary differences	(1.1)	5.6
Income/expenses not (taxed) deductible	1.3	5.8
Differences in foreign statutory tax rates	8.5	3.9
Differences due to changing future tax rates	(0.3)	(0.4)
Foreign withholding tax	1.0	0.9
Temporary differences subject to initial recognition exemption	1.9	1.2
Unrealized foreign exchange on translation of mineral properties in foreign jurisdiction	1.4	0.3
Indexation of mineral properties in foreign jurisdiction	(0.2)	(1.3)
Other	(1.2)	(2.0)
Net income tax expense	$50.3	$22.3

Income tax expense (recovery) recognized in other comprehensive income (loss) is as follows:

	2014			2013
	Before Tax Loss	Tax Recovery	After Tax Loss	Before Tax Gain	Tax Expense	After Tax Gain
Change in market value of available-for-sale investments	3.3	(0.7)	2.6	(22.5)	3.0	(19.5)
Cumulative translation adjustment	(98.8)	—	(98.8)	(88.8)	—	(88.8)
Other comprehensive loss	(95.5)	(0.7)	(96.2)	(111.3)	3.0	(108.3)

Current tax	—	—	—	—	—	—
Deferred tax	—	(0.7)	—	—	3.0	—

The significant components of deferred income tax assets and liabilities as at December 31, 2014 and 2013, respectively, are as follows:

	2014	2013
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$1.5	$3.6
Non-capital loss carry-forwards	12.3	11.7
Investments	0.6	0.2
Other	(0.5)	0.3
	$13.9	$15.8

Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(4.5)	$(1.6)
Royalty, stream and working interests	47.1	40.6
Non-capital loss carry-forwards	(3.1)	(9.3)
Investments	(0.3)	(0.4)
Other	1.1	0.7
	40.3	30.0

Deferred income tax liabilities, net	$26.4	$14.2

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Deferred tax assets are recognized for tax loss carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable.  The Company recognized deferred tax assets in respect of tax losses as at December 31, 2014 of $5.1 million (December 31, 2013 - $6.9 million) as it is probable that there will be future taxable profits to recover the deferred tax assets.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2014	2013
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$0.2	$0.2
Deferred income tax asset to be recovered after more than 12 months	13.7	15.6
	$13.9	$15.8

Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	(2.1)	(1.2)
Deferred income tax liability to be settled after more than 12 months	42.4	31.2
	$40.3	$30.0
Deferred income tax liabilities, net	$26.4	$14.2

Movement in net deferred taxes:

	2014	2013
Balance, beginning of year	$(14.2)	$(29.3)
Recognized in profit/loss	(18.6)	12.6
Recognized in other comprehensive income (loss)	(0.7)	3.0
Recognized in equity	4.9	(1.3)
Other	2.2	0.8
	$(26.4)	$(14.2)

The following table summarizes the Company’s non-capital losses at December 31, 2014 that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$61.7	2026-2034

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2014 is $255.9 million (December 31, 2013 – $231.1 million).  No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2014 is $31.2 million (December 31, 2013 - $42.5 million).  No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

Note 18 - Shareholders’ Equity

a)             Common Shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 156,480,209 common shares) having no par value and preferred shares issuable in series (issued nil).

On August 21, 2014, the Company completed a bought deal financing with a syndicate of underwriters for 8,375,000 common shares at $59.75 per common share. The net proceeds to the Company were $479.8 million after deducting share issue costs of $20.6 million. The Company recorded a deferred tax asset of $5.0 million related to these share issue costs.

During the year ended December 31, 2014, the Company issued 406,637 common shares (2013 – 371,087) upon the exercise of warrants and stock options and the vesting of restricted share units for proceeds of $6.3 million (2013 - $9.3 million). In addition, the Company issued 534,104 common shares in aggregate under its Dividend Reinvestment Plan (“DRIP”) for the year ended December 31, 2014 (2013 – 63,071).

b)             Dividends

During the years ended December 31, 2014 and 2013, the Company paid dividends in the amount of $90.7 million and $101.8 million, respectively. At December 31, 2014, included in accounts payable is an amount of $Nil million related to declared dividends (2013 - $26.1 million).

c)              Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors.  The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.  The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant.  Options expire on the earlier of the expiry date or the date of termination.  Options are non-transferable.  The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2014, the Company granted 226,270 stock options (2013 – 275,262 stock options) to directors and employees at an exercise price of C$59.52 (2013 – range of C$40.87 to C$46.17). These ten-year term options vest over three years in equal portions on the anniversary of the grant date. The fair value of stock options granted during 2014 has been determined to be $3.1 million (2013 - $3.6 million). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2014	2013
Risk-free interest rate	1.48%	1.82%
Expected dividend yield	1.54%	1.73%
Expected price volatility of the Company’s common shares	33.6%	34.8%
Expected life of the option	5.00 years	4.64 years
Forfeiture rate	0%	0%

and resulted in a weighted average fair value of C$16.06 per stock option (2013 – C$11.83 per stock option).

During the year ended December 31, 2014, an expense of $2.1 million (2013 - $3.0 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss) and $0.6 million was capitalized to royalty, stream and working interest, net (2013 - $Nil).  As at December 31, 2014, there is $4.3 million (2012 - $4.5 million) of total unrecognized non-cash stock-based compensation expense relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.4 years (2013 – 1.4 years).

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2014			2013
	Number	Weighted average exercise price		Number	Weighted average exercise price
Stock options outstanding, beginning of year	2,228,107	C$	27.13	2,234,812	C$	25.36
Expired	—	—		(28,320)	C$	37.92
Granted	226,270	C$	59.52	275,262	C$	43.79
Exercised	(298,309)	C$	17.85	(253,647)	C$	28.41
Stock options outstanding, end of the year	2,156,068	C$	31.81	2,228,107	C$	27.13

Exercisable stock options, end of the year	1,646,825	C$	25.26	1,740,581	C$	21.18

Options to purchase common shares outstanding at December 31, 2014, carry exercise prices and weighted average lives to maturity as follows:

Exercise price		Options outstanding	Options exercisable	Weighted average life (years)
C$	15.20	857,300	857,300	2.97
C$	15.41	30,000	30,000	3.89
C$	17.48	23,340	23,340	0.12
C$	18.91	75,000	75,000	3.64
C$	20.55	25,000	25,000	3.40
C$	27.62	50,000	50,000	5.01
C$	29.11	35,000	35,000	5.39
C$	31.39	150,000	150,000	5.39
C$	31.45	68,500	68,500	5.71
C$	33.12	5,000	5,000	5.90
C$	33.20	15,000	15,000	5.98
C$	40.87	120,262	40,087	8.95
C$	42.43	25,000	16,667	7.25
C$	42.48	15,000	15,000	6.94
C$	42.67	25,000	25,000	6.93
C$	45.85	37,000	333	8.88
C$	46.17	100,000	33,333	8.64
C$	55.38	100,000	66,667	7.95
C$	55.58	78,396	52,264	7.95
C$	57.57	95,000	63,333	7.91
C$	59.52	226.270	—	9.95
		2,156,068	1,646,825	5.52

d)                  Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2014 and 2013 are as follows:

	2014	2013
Warrants outstanding, beginning of the year	6,510,769	6,510,769
Warrants outstanding, end of the year	6,510,769	6,510,769

The warrants have a C$75.00 per warrant exercise price and expire on June 16, 2017 (“2017 Warrants”).

e)                                      Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to January 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2014, 3,895 DSUs and Dividend Equivalent DSUs were credited to directors under the DSU Plan (2013 – 4,845) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2014, was $1.6 million (2013 - $1.2 million). The mark-to-market adjustment recorded for the year ended December 31, 2014, in respect of the DSU Plan, was $0.4 million (2013 - $0.3 million).

f)                                        Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.  Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2014, 28,190 performance-based RSUs (2013 – 36,695) and 27,633 time-based RSUs (2013 - 35,899) were awarded to management of the Company. The fair value of the RSUs granted during 2014 has been determined to be $2.9 million (2013 - $2.9 million).  The fair value of the RSUs was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions; risk-free rate of 1.22% (2013 – 1.47%), volatility of 36.69% (2013 – 33.95%), dividend yield of 0.0% (2013 – 0.0%) and 3 year expected life (2013 – 3.0 years). Included in the Company’s stock-based compensation expense is an amount of $1.8 million (2013 - $1.6 million) relating to these RSUs. In addition, $0.4 million related to the RSUs was capitalised to royalty, stream and working interest, net (2013 - $Nil). As at December 31, 2014, there is $4.5 million (2013 - $4.0 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 1.4 years (2013 – 1.6 years).

g)                                     Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2014 and 2013, respectively, were exercised:

	2014	2013
Common shares outstanding	156,480,209	147,164,468
Stock options	2,156,068	2,228,107
Warrants	6,510,769	6,510,769
Gold Wheaton Warrants	—	62,240
Special Warrant (See Note 20(e))	2,000,000	2,000,000
Restricted Share Units	141,863	132,131
	167,288,909	158,097,715

Note 19 — Earnings per Share (“EPS”)

As at December 31, 2014	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$106.7	150.5	$0.71
Effect of dilutive securities	—	1.0	(0.01)
Diluted EPS	$106.7	151.5	$0.70

Excluded from the computation of 2014 diluted EPS were 321,270 stock options (2013 – 428,396), 85,147 RSUs (2013 – 79,922) and 6,510,769 warrants (2013 – 6,510,769) due to the performance criteria for the vesting of the RSUs having not been measurable prior to December 31, 2014 and the exercise prices for the stock options and warrants being greater than the weighted average price of common shares for the year ended December 31, 2014.

As at December 31, 2013	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$11.7	146.8	$0.08
Effect of dilutive securities	—	1.0	—
Diluted EPS	$11.7	147.8	$0.08

Note 20 - Commitments

(a)         Ore purchase commitments

The following table summarizes the Company’s commitments to pay for gold, silver and platinum group metals (“PGM”) to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of	Date of
Property	Gold	Silver	PGM	Gold	Silver	PGM	Agreement	Contract

Candelaria	68%[3]	68%[3]	0%	$400	$4	n/a	40 years	6-Oct-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine[4]	20-Jan-09
Sabodala	6%	0%	0%	20%[5]	n/a	n/a	40 years	12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years[6]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years	5-Nov-09
Sudbury[7]	50%	0%	50%	$400	n/a	$400	40 years	15-Jul-08

(1) Subject to an annual inflationary adjustment.

(2) Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.

(3) Percentage decreases to 40% after 720,000 ounces of gold and 12 million ounces of silver has been delivered under the agreement.

(4) Agreement is capped at 400,000 ounces of gold.

(5) Purchase price is 20% of prevailing market price at the time of delivery.

(6) Agreement is capped at 312,500 ounces of gold.

(7) The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

(b)         Karma and Guadalupe Gold Streams

The Company is committed to fund the Karma and Guadalupe transactions as described in Note 4(b) and (c).

(c)          Cobre Panama Precious Metal Stream

On August 20, 2012, the Company announced the acquisition of a precious metals stream on Inmet Mining Corporation’s (“Inmet”) interest in the Cobre Panama copper project in Panama (“Cobre Panama”). The Company has committed to fund a $1.0 billion deposit for the development of Cobre Panama, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for Cobre Panama has exceeded $1.0 billion. Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”) in March 2013. Since its acquisition of Inmet, First Quantum has undertaken a complete review of the Cobre Panama project and released the results in January 2014 which includes a larger project with installed capacity approximately 17% higher than the Inmet plan and a revised development timeframe with first concentrate production expected in the fourth quarter of 2017.  The Company has not funded any amounts under the stream agreement as at December 31, 2014. The Company expects to fund approximately $300.0 million to $350.0 million in 2015. The Company continues to work with First Quantum to amend the stream agreement between the parties to streamline reporting requirements and provide greater financial flexibility. The Company expects to commence funding its portion of the capital costs when the amendment is finalized.

Note 21 — Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty and stream acquisitions and management activities directly relating to royalty and stream interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2014, two interests totaling $66.6 million and $57.8 million, respectively, (2013 – two mineral interests  totaling $83.5 million and $50.7 million), comprised 15.1% and 13.1%, respectively, (2013 – 20.8% and 12.7%) of revenue. Geographic revenues are separated by the jurisdiction of the entity making the payment.

Revenue is earned from the following jurisdictions:	2014	2013
United States	$83.4	$77.9
Canada	157.5	143.9
Latin America	93.7	88.2
Rest of World	107.8	90.9
Revenue	$442.4	$400.9

Geographic revenue is presented by the location of the mining operations giving rise to the royalty, stream or working interest.

Royalty, stream and working interests, net:	2014	2013
United States	$470.6	$496.0
Canada	854.5	964.1
Latin America	755.7	121.1
Rest of World	556.1	469.0
Royalty, stream and working interests, net	$2,636.9	$2,050.2

Investments of $67.1 million (2013 - $38.2 million) are held in Canada.

Note 22 — Subsequent Event

On March 22, 2015, the Company agreed to lend Noront Resources Ltd. (“Noront”) $22.5 million as part of Noront’s acquisition of chromite assets in the Ring of Fire mining district. The loan will have a five year term and a 7% interest rate, with interest accrued and paid at the end of the loan term. In addition, the Company will acquire a 3% NSR and 2% NSR, respectively, over certain claims to be acquired (or currently held) by Noront for total consideration of $3.5 million.

Corporate Information Annual General and Special Meeting Franco-Nevada Corporation will hold its Annual General and Special Meeting at the TMX Broadcast Center, Exchange Tower, 130 King Street West, Toronto on Wednesday, May 6, 2015 at 4:30 pm.   Executive Management Head Office   David Harquail  President & CEO  Sandip Rana Chief Financial Officer  Paul Brink Senior Vice President, Business Development  Geoff Waterman Chief Operating Officer  Lloyd Hong Chief Legal Officer & Corporate Secretary  Directors 199 Bay Street, Suite 2000, P.O. Box 285 Commerce Court Postal Station Toronto, Canada M5L 1G9 Tel: (416) 306-6300  Barbados Office  Ground Floor, Balmoral Hall, Balmoral Gap, Hastings, Christ Church, Barbados, BB14034 Tel: (246) 434-8200  U.S. Office  1745 Shea Center Drive, Suite 400 Highlands Ranch, Colorado, USA 80129 Tel: (720) 344-4986   Pierre Lassonde Chair  David Harquail President & CEO  Tom Albanese  Derek Evans  Graham Farquharson  Dr. Catharine Farrow*  Louis Gignac  Randall Oliphant  Hon. David R. Peterson   * nominated for May 2015 AGM  Investor Information  Stefan Axell, Director, Corporate Affairs  info@franco-nevada.com www.franco-nevada.com  Tel: (416) 306-6328 Toll Free: (877) 401-3833  Auditors  PricewaterhouseCoopers LLP Toronto, Canada Australia Office  44 Kings Park Road, Suite 41 West Perth, WA 6005, Australia Tel: 61-8-6263-4425  Listings  Toronto Stock Exchange  Common shares: FNV  2017 Warrants: FNV.WT.A Exercise price: C$75.00 Expiry: June 16, 2017  New York Stock Exchange  Common shares: FNV  Share Capital  As at March 25, 2015  Common shares outstanding 156,503,549 Reserved for: 2017 Warrants: 8,510,769 Options & other: 2,274,591 Fully diluted: 167,288,909  Transfer Agent  Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Canada M5J 2Y1  Toll Free: (800) 564-6253 Tel: (514) 982-7555 service@computershare.com

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